Exhibit 99.6
CRESCO LABS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020
(Expressed in United States Dollars)

Cresco Labs Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cresco Labs Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cresco Labs Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
PCAOB ID: 688
We have served as the Company’s auditor since 2019.
Chicago, IL, USA
March 25, 2022

Cresco Labs Inc.
Consolidated Balance Sheets
As of December 31, 2021 and 2020
(In thousands of United States Dollars, except share and per share amounts)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$223,543	$136,339
Restricted cash	2,559	4,435
Accounts receivable, net	43,379	29,943
Inventory, net	136,643	67,183
Loans receivable, short-term	1,312	2,438
Other current assets	14,319	9,129

Total current assets	421,755	249,467
Non-current assets:
Property and equipment, net	369,092	228,804
Right-of-use assets	88,017	71,794
Intangible assets, net	437,644	195,541
Loans receivable, long-term	505	21,223
Investments	5,912	4,360
Goodwill	446,767	450,569
Deferred tax asset	6,561	7,130
Other non-current assets	4,210	3,708

Total non-current assets	1,358,708	983,129

TOTAL ASSETS	$1,780,463	$1,232,596

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,278	$23,231
Accrued liabilities	95,442	130,469
Short-term borrowings	19,928	25,924
Income tax payable	46,949	36,067
Current portion of lease liabilities	20,792	18,040
Deferred consideration, contingent consideration and other payables, short-term	71,833	19,115
Derivative liabilities, short-term	1,172	—

Total current liabilities	288,394	252,846
Non-current liabilities:
Long-term notes payable and loans payable	465,079	255,439
Derivative liabilities, long-term	—	17,505
Lease liabilities	118,936	74,468
Deferred tax liability	85,666	41,202
Deferred consideration and contingent consideration, long-term	17,651	7,247
Other long-term liabilities	7,001	8,557

Total non-current liabilities	694,333	404,418

TOTAL LIABILITIES	$982,727	$657,264

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 Shares authorized, issued and outstanding at December 31, 2021 and December 31, 2020, respectively
Subordinate Voting Shares, no par value; Unlimited shares authorized; 270,033,270 and 194,085,616 issued and outstanding at December 31, 2021 and 2020, respectively
Proportionate Voting Shares 1 , no par value; Unlimited shares authorized; 20,667,206 and 29,311,088 issued and outstanding at December 31, 2021 and 2020, respectively
Special Subordinate Voting Shares 2 , no par value; 639 Shares authorized, issued and outstanding at December 31, 2021 and December 31, 2020, respectively
Share capital	1,597,715	802,264
Accumulated other comprehensive loss	(254)	(647)
Accumulated deficit	(841,907)	(328,380)

Equity of Cresco Labs Inc.	755,554	473,237
Non-controlling interests	42,182	102,095

TOTAL SHAREHOLDERS’ EQUITY	797,736	575,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,780,463	$1,232,596

1	Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2	Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)
The accompanying notes are an integral part of these consolidated financial statements
.

Cresco Labs Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020
(In thousands of United States Dollars, except share and per share amounts)

	Year ended December 31,
	2021	2020
Revenue, net	$821,682	$476,251
Costs of goods sold	415,335	269,550

Gross profit	406,347	206,701
Operating expenses:
Selling, general and administrative	317,804	228,946
Impairment loss	305,894	1,217

Total operating expenses	623,698	230,163

Loss from operations	(217,351)	(23,462)
Other (expense) income:
Interest expense, net	(51,211)	(31,229)
Other income (expense), net	13,031	(8,295)
(Loss) from equity method investments	(1,196)	(1,181)

Total other (expense), net	(39,376)	(40,705)

Loss before income taxes	(256,727)	(64,167)
Income tax (expense)	(40,107)	(28,604)

Net (loss)	$(296,834)	$(92,771)
Net income attributable to non-controlling interests, net of tax	22,763	9,386

Net (loss) attributable to Cresco Labs Inc.	$(319,597)	$(102,157)

Net (loss) per share-attributable to Cresco Labs Inc. shareholders:
Basic and diluted (loss) per share	$(1.22)	$(0.49)
Basic and diluted weighted-average number of shares outstanding	262,326,138	210,465,988
The accompanying notes are an integral part of these consolidated financial statements
.

Cresco Labs Inc.
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2021 and 2020
(In thousands of United States Dollars)

	Year ended December 31,
	2021	2020
Net (loss)	$(296,834)	$(92,771)
Foreign currency translation differences, net of tax	393	(647)

Total comprehensive (loss) for the period	$(296,441)	$(93,418)
Comprehensive income attributable to non-controlling interests, net of tax	22,763	9,386

Total comprehensive (loss) attributable to Cresco Labs Inc.	$(319,204)	$(102,804)

The accompanying notes are an integral part of these consolidated financial statements
.

Cresco Labs Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2021 and 2020
(In thousands of United States Dollars)

	Share capital	Accumulated deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2020	$291,723	$(132,474)	$—	$119,266	$278,515
Exercise of options and warrants	3,238	—	—	—	3,238
Equity-based compensation	8,565	—	—	—	8,565
Employee taxes on certain share-based payment arrangements	2,825	—	—	—	2,825
Change in ownership interest	—	—	—	(249)	(249)
Income tax reserve	—	(115)	—	—	(115)
Payable pursuant to tax receivable agreements	(823)	—	—	—	(823)
Tax benefit from shareholder redemptions	967	—	—	—	967
Equity issued related to acquisitions	436,168	—	—	—	436,168
Distributions to non-controlling interest holders	(49,602)	—	—	(16,793)	(66,395)
Equity issuances	6,054	—	—	—	6,054
Cresco LLC shares redeemed	103,149	(93,634)	—	(9,515)	—
Foreign currency translation	—	—	(647)	—	(647)
Net income (loss)	—	(102,157)	—	9,386	(92,771)

Ending Balance as of December 31, 2020	$802,264	$(328,380)	$(647)	$102,095	$575,332

Exercise of options and warrants	6,947	—	—	—	6,947
Equity-based compensation	28,215	—	—	—	28,215
Employee taxes on certain share-based payment arrangements	11,458	—	—	—	11,458
Income tax reserve	—	311	—	—	311
Payable pursuant to tax receivable agreements	(1,803)	—	—	—	(1,803)
Tax benefit from shareholder redemptions	1,983	—	—	—	1,983
Equity issued related to acquisitions	380,452	—	—	—	380,452
Private placement issuance, net of costs	123,469	—	—	—	123,469
Equity issuances	15,521	—	—	—	15,521
Distributions to non-controlling interest holders	25,877	(1,985)	—	(71,600)	(47,708)
Cresco LLC shares redeemed	203,332	(192,256)	—	(11,076)	—
Foreign currency translation	—	—	393	—	393
Net income (loss)	—	(319,597)	—	22,763	(296,834)

Ending Balance as of December 31, 2021	$1,597,715	$(841,907)	$(254)	$42,182	$797,736

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020
(in thousands of United States Dollars)

	Year ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(296,834)	$(92,771)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	38,640	31,788
Amortization of operating lease assets	6,309	4,967
Bad debt expense and provision expense for expected credit loss	3,544	1,747
Shared-based compensation expense	27,536	18,839
(Gain) loss on investments	(930)	2,117
(Gain) on changes in fair value of deferred and contingent consideration	(14,775)	(2,029)
(Gain) loss on derivative instruments and warrants	(16,663)	8,500
(Gain), net of losses, on loans receivable	—	(921)
Impairment loss	305,894	1,194
Loss on inventory write-offs and provision	2,669	3,259
Change in deferred taxes	(34,931)	(11,152)
Accretion of discount and deferred financing costs on debt arrangements	11,304	4,619
Loss on debt extinguishment	10,342	—
Foreign currency loss	730	1,521
Other losses, net of gains	721	15,246
Changes in operating assets and liabilities:
Accounts receivable	(10,964)	(6,602)
Inventory	(18,420)	(17,063)
Other assets	(6,215)	(507)
Accounts payable and accrued expenses	21,155	15,351
Operating lease liabilities	(16,436)	(12,312)
Other liabilities	(90)	278
Income tax payable	1,901	26,083

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	14,487	(7,848)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(93,875)	(87,154)
Purchase of intangibles	(3,178)	(2,105)
Proceeds from sale and leaseback transactions and tenant improvement allowances	33,157	45,945
Payment of acquisition consideration, net of cash acquired	(75,814)	(14,768)
Proceeds from divestiture, net of cash transferred	69	—
Receipts from collections of loans and advances	2,000	—
Loans and advances for entities to be acquired	(26,292)	(6,667)

NET CASH (USED IN) INVESTING ACTIVITIES	(163,933)	(64,749)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from January Offering	124,105	—
Proceeds from exercise of stock options, warrants and sell-to-cover shares	20,096	6,200
Proceeds from at-the-market offering	—	3,521
Proceeds from the issuance of long-term debt	387,000	186,000
Payment of debt, financing issuance costs, and non-extending lender fees	(6,461)	(7,605)
Payment of debt prepayment and debt extinguishment costs	(16,202)	—
Repayment of debt	(200,000)	(10,340)
Payment of acquisition-related contingent consideration	—	(1,719)
Acquisition of non-controlling interests	—	(203)
Distributions to non-controlling interest redeemable unit holders and other members	(69,803)	(16,372)
Payments for taxes related to net share settlements of restricted stock units	(143)	(8,672)
Proceeds from financing lease transactions	—	11,754
Principal payments on finance lease obligations	(3,587)	(1,078)

NET CASH PROVIDED BY FINANCING ACTIVITIES	235,005	161,486

Effect of exchange rate changes on cash and cash equivalents	(231)	(1,124)
Net increase in cash and cash equivalents	85,328	87,765
Cash and cash equivalents and restricted cash, beginning of year	140,774	53,009
Cash and cash equivalents, end of year	223,543	136,339
Restricted cash, end of year	2,559	4,435

Cash and cash equivalents and restricted cash, end of year	$226,102	$140,774

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR:
Income tax, net	$73,955	$13,491
Interest	39,118	29,183

Cresco Labs Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020
(in thousands of United States Dollars)

	Year ended December 31,
	2021	2020
NON-CASH TRANSACTIONS:
Issuance of shares, stock options, and warrants under business combinations and acquisitions	$380,452	$435,705
Non-cash consideration for business combination	47,921	—
Non-controlling interests redeemed for equity	11,074	11,389
Increase to net lease liability	28,143	53,444
Liability incurred to purchase property and equipment and intangibles	7,207	11,155
Cashless exercise of stock options and warrants	3,879	2,784
Unpaid declared distributions to non-controlling interest redeemable unit holders	36,450	63,994
Liability incurred for debt, financing issuance costs and non-extending lender fees	7,000	8,570
Issuance of shares for non-solicitation intangible asset	3,000	—
Issuance of shares for settlement	12,790	—
The accompanying notes are an integral part of these consolidated financial statements
.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 1. NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990.
The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*
®
, Cresco Labs’ national dispensary brand, and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco
®
, Cresco Reserve
®
, High Supply
®
, Mindy’s
TM
, Good News
®
, Remedi
TM
, Wonder Wellness Co.
®
,
and FloraCal
®
Farms.
The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida, and Maryland pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Compassionate Use of Medical Cannabis Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the Arizona Medical Marijuana Act and the Smart and Safe Arizona Act; the New York Compassionate Care Act and the New York Marijuana Regulation and Tax Act; the Massachusetts Regulation and Taxation of Marijuana Act and the Medical Use of Marijuana Act; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, and the Michigan Regulation and Taxation of Marihuana Act; the Florida Compassionate Medical Cannabis Act; and the Maryland Medical Marijuana Act, respectively.
On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”).
Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018, resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013, and is governed by the
Pre-Combination
LLC Agreement. The
Pre-Combination
LLC Agreement was further amended and restated in connection with the completion of the Transaction.
On December 3, 2018, the Company began trading on the Canadian Securities Exchange under the ticker symbol “CL.” On March 6, 2019, Cresco Labs’ shares were approved to be quoted on the
Over-the-Counter
Market and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-denominated shares on the Frankfurt Stock Exchange and is trading under the symbol “6CQ.”
The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Measurement
The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain equity method investments as well as certain loans receivable, investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

(c)	Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured
into the functional currency using
period-end
exchange rates. Gains and losses from foreign currency transactions are included in Other income (expense), net in the Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in other comprehensive loss and Accumulated other comprehensive loss on the Consolidated Balance Sheets.

(d)	Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee; is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly owned or controlled entities as of December 31, 2021:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
River Distributing Co., LLC	California	Distribution	100%
FloraCal Farm s	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Entity	Location	Purpose	Percentage Held
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC (One Plant Florida)	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Cresco U.S. Corp .	Illinoi s	Manager of Cresco Labs, LLC	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Worcester, Inc	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc	Massachusetts	Holding Company	100%
Cultivate Cultivation, Inc	Massachusetts	Cultivation and Production Entity	100%
Good News Holdings, LLC	Illinois	Holding Company	100%
Wonder Holdings, LLC	Illinois	Holding Company	100%
BW Maryland Holdings, LLC	Illinois	Holding Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Holding Company	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	57%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the consolidated financial statements.
Non-controlling
interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Balance Sheets, and the share of income attributable to NCI is shown as a component of net loss in the Consolidated Statements of Operations and in the Consolidated Statement of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as
equity transactions.

(e)	Cash and Cash Equivalents
Cash and cash equivalents include cash deposits in financial institutions and other deposits that are readily convertible into cash and cash on hand at locations. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(f)	Restricted Cash
Restricted cash represents amounts held in escrow related to investments, acquisitions, and building improvements.

(g)	Accounts Receivable
Accounts receivable are recorded net of allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on contractual payment terms, actual payment history of its customers, current economic conditions, and individual customer circumstances. Accounts receivables are evaluated quarterly, and an allowance is recorded as needed. When a receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations. See Note 16 for further discussion.

(h)	Inventory
Inventory is primarily composed of raw materials (cannabis and non-cannabis),
work in process, and finished goods.
Inventory is recorded at the lower of cost or net realizable value, with cost determined using the weighted-average cost method. For manufactured inventory, costs incurred during the growing and production of cannabis and cannabis-based products are capitalized as incurred to the extent that cost is less than net realizable value. These costs include, but are not limited to, materials, labor, overhead costs and depreciation expense on equipment involved in manufacturing, packaging, labeling, inspection and testing. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value or a reserve is recorded for inventory identified for disposal.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(i)	Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end
unless a triggering event occurs earlier requiring an evaluation sooner, and is adjusted prospectively, if appropriate. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition or impairment of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations. The Company assesses property plant and equipment for indicators of impairment throughout the reporting period. See Note 4 for additional details.

Category	Methodology	Estimated Useful Life
Leasehold Improvements	Amortized over the lesser of the life of the lease or estimated useful life of the improvement	1 - 15 years
Machinery and Equipment	Over the estimated useful life of the asset	5 - 15 years
Furniture and Fixtures	Over the estimated useful life of the asset	3 - 8 years
Vehicles	Over the estimated useful life of the asset	5 years
Website and Software	Over the estimated useful life of the asset	3 - 7 years
Computer Equipment	Over the estimated useful life of the asset	3 - 7 years
Buildings and Building Improvements	Over the estimated useful life of the asset	5 - 39 years
Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

(j)	Intangible Assets
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Costs incurred during the year to renew or extend the term of a recognized intangible asset are included within additions and are amortized on a straight-line basis over the useful lives of the permit or license renewal period. Intangible assets are amortized over the following terms:

Category	Estimated Useful Life
Customer Relationships	7 - 19 years
Non-Compete Agreements	4 - 5 years
Trade Names	10 years
Permit Application Fees	1 - 2 years
Non-Solicitation Agreements	1 - 2 years
The estimated useful lives and residual values are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses which represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

1
3

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment.
For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units, determined based on the smallest identifiable group of assets that generate cash inflows and outflows that are largely independent of cash inflows from other assets or group of assets.

(k)	Equity Method Investments
The Company determines how to account for investments based on the level of control or significant influence it has over the investee. If the Company determines it has control, then the investee is consolidated. Investees in which the Company has significant influence, but no control, are considered equity method investments. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but without control or joint control over those policies. Investments in equity method investments are accounted for using the equity method of accounting. Interests in equity method investments accounted for using the equity method are initially recognized at cost. The carrying value is then adjusted for the Company’s share of comprehensive loss, additional contributions to the investee and additional distributions from the investee. The carrying value of equity method investments is assessed for impairment at each balance sheet date. The Company’s investments in equity-accounted investees are classified within Investments in the Consolidated Balance Sheets.
Investments in which the Company does not have significant influence or control are first recognized at cost. At each reporting period, the investment balances are adjusted to fair value, with changes in value recognized through profit and loss. See Note 6 for additional information on the Company’s Equity method investments.

(l)	Goodwill
Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net assets acquired. Goodwill is allocated to the reporting unit or reporting units, which are expected to benefit from the synergies of the combination.
Goodwill is not subject to amortization and is tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment may have occurred. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units or groups of reporting units representing the lowest level at which the assets generate cash inflow and outflow independent of other assets. An impaired asset is written down to its estimated fair value based on the most recent information available. The Company assesses the fair values of its reporting unit using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors, including forecasted revenues and expenses, appropriate discount rates and other variables. The impairment review, performed in October of each year, utilizes the estimated fair value of the intangible assets and the overall reporting unit and compares the estimated fair values to the carrying values as of the testing date. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, the Company would then use the fair values to measure the amount of any required impairment charge. See Note 7 for additional details.
As of December 31, 2021, the Company has
no
goodwill recorded that is expected to be tax deductible.

1
4

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(m)	Income Taxes
Tax expense recognized in profit or loss is comprised of the sum of current and deferred taxes not recognized in other comprehensive loss or directly in equity.

(i)	Current Tax
Current tax assets and/or liabilities are comprised of claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred Tax
Deferred taxes are calculated using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive (loss) or directly in equity, in which case the related deferred tax is also recognized in other comprehensive (loss) or equity, respectively.
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable
under IRC Section 280E. See Note 20 for additional details.

(n)	Fair Value of Financial Instruments
The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with Accounting Standards Codification (“ASC”) 820
Fair Value Measurements
. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the inputs to the fair value measurements. The three levels of the hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

1
5

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.
See Note 16 for additional details.

(o)	Loans Receivable
The Company may provide financing to various related and
non-related
businesses within the cannabis industry. These loans are classified as held for investment and accounted for as financial instruments in accordance with ASC 310
Receivables
. In certain instances, the Company has elected the fair value option in accordance with ASC 825
Financial Instruments
; in these instances, such instruments are labeled as measured at fair value. At each reporting date, the Company applies its judgment to evaluate the collectability of Loans receivable and records a provision based on the assessed amount of expected credit loss. See Note 16 for additional details.

(p)	Leases
The Company has entered into leases primarily for its corporate office, cultivation and processing facilities and dispensaries. At inception of a contract, the Company determines whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognizes a right-of-use
(“ROU”) asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.
The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options which are considered reasonably certain to be exercised are mainly those for which operational decisions have been made that make the lease assets vital to the continued relevant business activities.
Liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, which are then discounted using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:

(i)	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

(ii)	The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

(iii)	Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.
The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid net of interest expense incurred. The lease liability is remeasured when there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase, or termination option.

1
6

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

ROU assets are measured at cost and are comprised of the following:

(i)	The amount of the initial measurement of lease liability;

(ii)	Lease payments made at or before the commencement date less any lease incentives received;

(iii)	Any initial direct costs; and

(iv)	An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located or the underlying asset, if applicable.
The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. A fixed amount of rent expense is recognized on a straight-line basis over the lease term for operating leases. For finance leases, depreciation expense on the ROU asset and interest expense on the lease liability are recognized over the lease term. The value of the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain revaluations of the lease liability.
In accordance with the guidance in ASC 842 Leases, the Company has elected not to recognize ROU assets and lease liabilities where the total lease term is less than or equal to twelve months. The payments for such leases are recognized as rent expense within Selling, general and administrative expenses or Cost of goods sold in the Consolidated Statements of Operations on a straight-line basis over the lease term.
See Note 5 for additional information on leases.

(q)	Revenue Recognition
Revenue is recognized by the Company in accordance with ASC 606
Revenue from Contracts with Customers
. Through application of ASC 606, the Company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.
In order
to recognize revenue under ASC 606, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract; and

•	Recognize revenue when or as the Company satisfies the performance obligation(s).
Revenue consists of wholesale and retail sales of cannabis and other cannabis-derived and related products. Wholesale and retail sales are both generally recognized at a point in time when control over the goods has been transferred to the customer and is recorded net of sales discounts. For retail sales, payment is typically due upon transferring the goods to the customer. For wholesale sales, payment is typically due upon transferring the goods to the customer or within a specified time period permitted under agreed-upon payment terms.
Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. For some of its locations, the Company has customer loyalty programs where retail customers accumulate points based on their level of spending and use these points for discounts on cannabis and cannabis related products. These points are recorded as a contract liability until customers redeem their points for discounts. In addition, the

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Company records a performance obligation as a reduction of revenue based on the estimated probability of point redemption, which is calculated based on a standalone selling price and using historical redemption rates. Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. In the event of a product recall, the expected value method is utilized to estimate the financial impact and a reduction of revenue is recorded. See Note 12 for additional information on revenue.

(r)	Excise Tax
The Company recognizes excise tax and community benefit fees as Cost of goods sold or Selling, general and administrative expense based on whether the tax is generated on production of cannabis or as part of selling costs, respectively.

(s)	Share-Based Compensation
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. For awards with performance conditions, compensation expense is recognized over the service period of awards and adjusted for the probability of achievement of performance-based goals. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees,
the compensation expense is measured at the fair value of the equity instrument on the grant date. For awards where the holder has the election of settling their award in either cash or equity, the fair value of share-based compensation is recorded as a liability and remeasured at the end of each reporting period until the corresponding awards are settled.

(t)	Earnings (Loss) Per Share
Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding during the period. The Company presents basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares; options, warrants, and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to redeemable shares, options, warrants, and RSUs is computed using the treasury stock method.
Potentially dilutive shares as of December 31, 2021 and 2020, which were excluded from the calculation of diluted EPS for the periods presented consisted of the following:

(in thousands)	2021	2020

Redeemable shares	115,136	136,077
Options	23,609	9,402
Warrants	9,842	532
RSUs	999	145

Total potentially dilutive shares	149,586	146,156

1
8

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(u)    Variable Interest Entities
A variable interest entity (“VIE”) is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to control the entity’s activities or do not substantially participate in the gains and losses of the entity. Upon inception of a contractual agreement, and thereafter, if a reconsideration event occurs, the Company performs an assessment to determine whether the arrangement contains a variable interest in an entity and whether that entity is a VIE. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under ASC 810
Consolidations
, where the Company concludes that it is the primary beneficiary of a VIE, the Company consolidates the financial results of the entity. See Note 17 for additional information on VIEs.
(v)    Business Combinations
A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities assumed, and equity interests and other consideration issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date on which the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where ASC 805
Business Combinations
provides exceptions to recording the amounts at fair value. Acquisition costs of the acquirer are expensed to profit or loss; acquisition costs of the acquiree paid by the acquirer may comprise a portion of consideration transferred.
Non-controlling
interest in the acquiree, if any, is recognized at fair value.
(w)	Critical Accounting Estimates, Judgments, and Assumptions
The preparation of the Company’s consolidated financial statements under U.S. GAAP requires management to make estimates, judgments, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.
Estimates, judgments, and assumptions that have the most significant effect on the amounts recognized in the accompanying consolidated financial statements are described below.

(i)	Expected Credit Loss (“ECL”) on Loans Receivable
The Company calculates ECLs in accordance with ASC 326 Financial Instruments—Credit Losses using the Current ECL methodology. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. In developing a provision matrix, the Company (1) determines the appropriate groupings of receivables into categories of shared credit risk characteristics, (2) determines historical loss rates, (3) considers forward-looking macro-

1
9

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

economic factors and adjusts historical loss rates to reflect relevant future economic conditions, (4) calculates expected credit losses, and (5) concludes on the accounting implications. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, temporary, qualitative adjustments may be made using expert credit judgment. The allowance the Company records, if any, is the sum of these probability-weighted outcomes.

(ii)	Inventory
In calculating final inventory values, management compares the inventory cost to estimated net realizable value. The net realizable value of inventories represents the estimated selling price of inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to complete the sale. The determination of net realizable value requires significant judgment including consideration of factors such as shrinkage, the aging of and future demand for inventory and the future selling price the Company expects to realize by selling the inventory. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from estimates. Periodic reviews are performed on the inventory balance and the impact of changes in inventory reserves is recorded in Cost of goods sold. See Note 3 for additional information.

(iii)	Estimated Useful Lives, Depreciation of Property and Equipment, and Amortization of Intangible Assets
Depreciation of property and equipment and amortization of definite-lived intangible assets are recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Estimating useful lives of property and equipment and definite-lived intangible assets requires careful judgement. Inappropriate estimations could result in impairment losses recognized in later periods. Both property and equipment and intangible assets are reviewed for impairment periodically.

(iv)	Property and Equipment Impairment
The Company evaluates the carrying value of long-lived assets throughout the reporting period, whenever there is indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced based on an estimate of the cost to dispose or abandon.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(v)	Goodwill and Indefinite-Lived Intangible Asset Impairment
Goodwill and indefinite-lived intangible assets are tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of these assets has been impaired. In order to determine if the value of these assets might be impaired, the reporting unit to which the assets have been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts, market data and discount rates. An estimated fair value is determined using the present value of estimated future cash flows under this methodology, and any excess of recorded goodwill over estimated fair value is written off through impairment expense. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill and indefinite-lived intangibles. Management has determined the Company’s reporting units that hold such goodwill and indefinite-lived intangible assets to be California, Illinois, Maryland, Arizona, New York, Massachusetts, Ohio, Florida, and Pennsylvania.

(vi)	Business Combinations and Asset Acquisitions
Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

a.	Business Combinations
In determining the fair value of all identifiable assets, liabilities, contingent liabilities and non-controlling
interests acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent payments are expected to be made and at what amounts, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

b.	Asset Acquisitions
Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Goodwill is not recorded as a result of an asset acquisition.

(vii)	Share-Based Compensation
In determining the fair value of share-based awards for the purpose of calculating compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used. For awards with performance conditions, additional estimates for the probability of achievement of performance-based goals are also necessary.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(viii)	Income Tax
Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.
Uncertain tax positions are recognized and measured using a
two-step
process: (1) determine whether a benefit may be recognized and (2) measure the amount of the benefit. Tax benefits from uncertain tax positions may be recognized only if it is more likely than not that the tax position is sustainable based on its technical merits. Uncertain tax positions are evaluated at the individual tax position level. The tax benefit is measured by using a cumulative probability model: the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any interest or penalties related to uncertain tax positions are recognized within Accrued liabilities and Accounts payable in the Consolidated Balance Sheets.

(ix)	Measurement of ROU Assets and Sale and Leaseback Accounting
Assets and liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, which are then discounted using the Company’s incremental borrowing rate. The Company applies ASC 842 when accounting for lease transactions. Significant estimates and judgments are involved in determining the implicit interest rate.
A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies ASC 606 and ASC 842 when accounting for sale and leaseback transactions. Significant estimates and judgments applied include determination of the fair value of the underlying asset, transfer of control, and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount. In cases where the transaction does not qualify for sale and leaseback accounting treatment, the asset is not derecognized, and no gain or loss is recorded. The transaction is treated as a financing transaction. See Note 5 for additional information.

(x)	Fair Value Measurements
Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on a specified date. The Company estimates fair value of financial instruments in accordance ASC 820 “Fair Value Measurement”, using quoted market prices whenever available and utilizing standard pricing models in situations where quoted market prices are not available. See Note 16 for additional information on the inputs utilized in the determination of fair values, including fair value hierarchy considerations.

(xi)	Contingencies
The Company is subject to lawsuits, investigations and other claims related to employment, commercial, regulatory, and other matters that arise out of operations in the normal course of business. At each reporting period, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other accrued expenses.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.

(x)	Recasts and Adjustments
During the first quarter of 2021, the Company transitioned from International Financial Reporting Standards to U.S. GAAP. Prior period amounts included throughout the consolidated financial statements have been recast and adjusted to update for historical changes necessary to present the consolidated financial statements in accordance with U.S. GAAP.

(y)	Recently Adopted Accounting Pronouncements
Aside from the transition to U.S. GAAP referred to above, the Company does not have any recently adopted accounting pronouncements during the year ended December 31, 2021.

(z)	Recently Issued Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
No. 2020-06,
Debt—Debt with Conversion and Other Options
(Subtopic
470-20)
and
Derivatives and Hedging—Contracts in Entity’s Own Equity
(Subtopic
815-40).
ASU
2020-06
simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity’s own equity. The amendments in this update are effective for all business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We do not expect the adoption of this guidance will have a material impact on the Company’s consolidated financial statements.
In May 2021, FASB issued ASU
No. 2021-04
Earnings Per Share
(Topic 260),
Debt—Modifications and Extinguishments
(Subtopic
470-50),
Compensation—Stock Compensation
(Topic 718), and
Derivatives and Hedging—Contracts in Entity’s Own Equity
(Subtopic
815-40).
ASU
2021-04
clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. We do not expect the adoption of this guidance will have a material impact on the Company’s consolidated financial statements.
NOTE 3. INVENTORY

Inventory as of December 31, 2021 and 2020, consisted of the following:

($ in thousands)	2021	2020
Raw materials	$38,618	$23,203
Raw materials— non-cannabis	22,260	15,288
Work-in-process	26,561	7,530
Finished goods	49,204	21,162

Total Inventory	$136,643	$67,183

2
3

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The Company
wrote off $2.7 million and $1.1 million of inventory during the years ended December 31, 2021 and 2020, respectively. These write-offs are included in Cost of goods sold presented on the Consolidated Statements of Operations.

NOTE 4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and 2020, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost
Balance as of January 1, 2020	$72,803	$15,650	$10,458	$41,638	$2,715	$715	$42,048	$186,027

Additions	6,278	5,915	4,820	5,198	2,414	879	45,193	70,697
Transfers	27,581	1,290	2,191	30,548	125	21	(61,756)	—
Disposals	—	(110)	(33)	(214)	(24)	—	—	(381)
Sales related to sale and leaseback transactions	(10,136)	—	—	—	—	—	(11,403)	(21,539)
Additions from acquisition	—	455	473	11,069	585	331	5,166	18,079
Effect of foreign exchange and other adjustments	—	6	(273)	130	(43)	—	(51)	(231)

As of December 31, 2020	$96,526	$23,206	$17,636	$88,369	$5,772	$1,946	$19,197	$252,652

Additions	7,873	5,772	4,484	12,339	1,650	921	63,413	96,452
Transfers	4,021	4,923	3,560	39,494	580	65	(52,646)	(3)
Disposals	—	(130)	(407)	(811)	(23)	(30)	—	(1,401)
Additions from acquisition	39,106	5,279	834	12,448	111	377	12,839	70,994
Effect of foreign exchange and other adjustments	(642)	(82)	120	939	58	(21)	44	416

As of December 31, 2021	$146,884	$38,968	$26,227	$152,778	$8,148	$3,258	$42,847	$419,110

Accumulated depreciation
Balance as of January 1, 2020	$(511)	$(1,248)	$(994)	$(3,142)	$(743)	$(160)	$—	$(6,798)

Depreciation	(1,522)	(1,987)	(2,205)	(10,197)	(1,263)	(333)	—	(17,507)
Sales related to sale and leaseback transactions	—	—	—	457	—	—	—	457

As of December 31, 2020	$(2,033)	$(3,235)	$(3,199)	$(12,882)	$(2,006)	$(493)	$—	$(23,848)

Depreciation	(5,465)	(3,603)	(4,387)	(10,358)	(1,882)	(588)	—	(26,283)
Disposals	—	74	140	297	13	19	—	543
Adjustments	—	(57)	(133)	(206)	(52)	18	—	(430)

As of December 31, 2021	$(7,498)	$(6,821)	$(7,579)	$(23,149)	$(3,927)	$(1,044)	$—	$(50,018)

Net book value
As of December 31, 2020	$94,493	$19,971	$14,437	$75,487	$3,766	$1,453	$19,197	$228,804

As of December 31, 2021	$139,386	$32,147	$18,648	$129,629	$4,221	$2,214	$42,847	$369,092

As of December 31, 2021 and 2020, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed, and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.
Depreciation of $26.3 million and $17.5 million was incurred during the years ended December 31, 2021 and 2020, respectively, of which $6.5 million and $4.1 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory.
2
4

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

As
 of December
31
,
2021
and
2020
, ending inventory includes $
9.1
 million and $
3.7
 million of capitalized depreciation, respectively. For the years ended December
31
,
2021
and
2020
, $
14.3
 million and $
11.4
 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $
3.6
 million and $
2.0
 million, respectively, related to depreciation capitalized to inventory in prior years. There were no
impairment losses related to property and equipment for the years ended December
31
,
2021
and
2020
, respectively.
2
5

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 5. LEASES

The Company is the lessee in all of its leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 1 year to 20 years. Certain leases include renewal options ranging from less than one year to 35 years. The Company is reasonably certain to exercise renewal options ranging from 1 year to 10 years on certain leases.
As
of December 31, 2021 and 2020, the Company’s leases include real estate ROU assets of $88.0 million and $71.8 million, respectively. During the year ended December 31, 2021, the Company recognized 24 new operating and finance leases through acquisitions. See Note 10 for additional details on these acquisition transactions. During March 2021, the Company’s ROU assets and lease liabilities were reduced due to the derecognition of 26 operating leases in connection with the sale of 180 Smoke.
Total lease-related interest expense of $
4.1
million and $
3.1
 million was recorded for the years ended December 31, 2021 and 2020, respectively.
Total finance lease asset depreciation of $
2.6
 million and $
2.0
 million was recorded for the years ended December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, $
2.3
 million and $
1.6
 million, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of goods sold and ending inventory.
Total rent expense related to operating leases
of $17.7
 million and $
14.0
 million was recorded for the years ended December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, $
6.5
 million and $
4.6
 million, respectively, of rent expense is included in Selling, general and administrative expense with the remainder in Cost of goods sold and ending inventory.
The Company has received tenant improvement allowance reimbursements of $28.6 million and $24.3 million across all finance and operating leasing arrangements for the years ended December 31, 2021 and 2020, respectively, and has received tenant improvement allowance reimbursements of $7.5 million and $3.0 million for other financing transactions for the years ended December 31, 2021 and 2020, respectively. The Company expects to receive an additional
$8.4 million from lease transactions and $0.3
million from other financing transactions in future periods.
Some leases contain variable lease payments based on an index or rate. These rates are initially measured using the index or rate in effect at lease commencement, and changes to index-based lease payments are recognized in profit or loss in the period of the change and are immaterial.
As of December 31, 2021 and 2020, ending inventory includes $0.1 million and $0.2 million, respectively, of capitalized depreciation and rent expense. For the years ended December 31, 2021 and 2020, $0.4 million and $0.6 million, respectively, of depreciation and rent expense was recorded to Cost of goods sold, which includes $0.2 million and $0.4 million, respectively, related to depreciation and rent expense capitalized to inventory in prior years.
The Company has elected not to recognize ROU assets and

lease liabilities where the total lease term is less than or equal to twelve months. For these short-term lease agreements, the Company recorded
$2.1 million and $1.1 million in rent expense for the years ended December 31, 2021 and 2020, respectively, within Selling, general and administrative expenses. The Company recognizes this expense on a straight-line basis over the lease term.
2
6

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

In
the prior year, the Company was the lessor in three real estate operating leasing arrangements and one equipment finance leasing arrangement. For the year ended December 31, 2020, the Company recorded rental income in Other (expense) income, net of $
0.7
 million in relation to the operating leases. In conjunction with the acquisition of Verdant dispensaries, these lessor arrangements were discontinued, and the associated rental income for the year ended December 31, 2021, is immaterial (see Note 10 for information on the Verdant acquisition). At December 31, 2020, deferred rent receivable for operating and finance leases were also immaterial. As of December 31, 2020, the Company had no
outstanding sublease receivables.

During the year ended December 31, 2021, the Company entered into no financing or sale and leaseback transactions. During the year ended December 31, 2020, the Company entered into financing and sale and leaseback transactions in the following locations:

•	Yellow Springs, Ohio—Cultivation and processing facilities (financing)

•	Elmwood Park, Illinois—Dispensary (financing)

•	Marshall, Michigan—Cultivation and processing facility (sale and leaseback)

•	Chicago, Illinois—Retail facility (sale and leaseback)

•	Fall River, Massachusetts—Cultivation and dispensary facility (sale and leaseback)
Closing costs
 and settlement fees totaled $
0.5
 million. Selling prices totaled $
29.9
 million for these transactions, net of transaction costs. ROU assets increased by $
15.1
 million, lease liabilities increased by $
12.7
 million, and financing liabilities increased by $
15.3
 million. Expected tenant improvement allowances totaled $
52.9
 million, net of $
0.5
 million in fees. Additional information for each transaction in 2020 is presented below.
Financing Transactions

•
On January 24, 2020, the Company closed on a financing transaction to sell its Yellow Springs, Ohio processing facility to Innovative Industrial Properties, Inc. (“IIP”). Under a long-term agreement, the Company has leased back the facility and continues to operate and manage it. The selling price for the property was $
10.4
 million, net of transaction costs. The Company is making certain improvements to the property that will significantly enhance production capacity, for which IIP has agreed to provide reimbursement of up to $2.9 million. Assuming full reimbursement for such improvements, IIP’s total investment in the properties will be $13.3 million. The lease has a term of 15 years and was recorded as a financing liability totaling $12.5 million.

•
On April 2, 2020, the Company closed on a financing transaction to sell its Elmwood Park, Illinois dispensary to CHP Elmwood Park. Under a long-term agreement, the Company has leased back the dispensary and continues to operate and manage it. The selling price for the property was $1.4 million, net of transaction costs. The lease has a term of 10 years and was recorded as a financing liability totaling $1.5 million.

Sale and Leaseback Transactions

•
On April 22, 2020, the Company closed on a sale and leaseback transaction to sell its Marshall, Michigan processing facility to IIP. Under a long-term agreement, the Company has leased back the facility and continues to operate and manage it. The selling price for the property was $4.5 million, net of transaction costs. The Company is making certain improvements to the property that will

2
7

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

significantly enhance production capacity, for which IIP has agreed to provide reimbursement of up to $27.0 million. Assuming full reimbursement for such improvements, IIP’s total investment in the properties will be $31.5 million. The lease has a term of 15 years and was recorded as an operating lease which resulted in a ROU asset and related lease liability of $2.2 million with an additional financing component totaling $1.1 million.

•
On June 26, 2020, the Company closed on a sale and leaseback transaction to sell its Chicago, Illinois retail facility to Clear Height Properties (“CHP”). Under a long-term agreement, the Company has leased back the retail facility and continues to operate and manage it. The selling price for the property was $7.2 million, net of transaction costs. Additional improvements for the property total $2.5 million, assuming full funding, increasing the total investment to $9.7 million. The lease has a term of 10 years and was recorded as an operating lease which resulted in a ROU asset of $6.6 million and related lease liability of $4.1 million.

•
On June 30, 2020, the Company closed on a sale and leaseback transaction to sell its Fall River, Massachusetts processing facility to IIP. Under a long-term agreement, the Company has leased back the facility and continues to operate and manage it. The selling price for the property was $6.4 million, net of transaction costs. The Company is making certain improvements to the property that will significantly enhance production capacity, for which IIP has agreed to provide reimbursement of up to $21.0 million. Assuming full reimbursement for such improvements, IIP’s total investment in the properties will be $27.4 million. The lease has a term of 20 years and was recorded as an operating lease which resulted in a ROU asset and related lease liability of $6.3 million with an additional financing component totaling $0.3 million. As part of the transaction,
the Company settled the Hope Heal Health
loan
totaling $0.6 million.

As of December 31, 2021, maturities of lease liabilities were as follows:

($ in thousands)	Total	Operating Leases	Finance Leases
2022	$24,242	$18,971	$5,271
2023	24,260	18,832	5,428
2024	24,593	18,989	5,604
2025	26,102	20,348	5,754
2026	26,423	20,528	5,895
Thereafter	207,288	174,141	33,147

Total lease payments	$332,908	$271,809	$61,099

Less: imputed interest	(184,810)	(154,871)	(29,939)
Less: tenant improvement allowance	(8,370)	(7,671)	(699)

Present value of lease liabilities	139,728	109,267	30,461

Less: current lease liabilities	(20,792)	(16,348)	(4,444)

Present value of long-term lease liabilities	$118,936	$92,919	$26,017

As of December
31, 2021 and 2020, the Company had long-term financing liabilities of $87.6 million and $80.4 million, respectively. During 2021, the
Company recorded interest payments of $12.6 million and interest expense of $11.6 million related to these liabilities. During 2020, the Company recorded interest payments of $10.9 million and interest expense of $10.6 million.

2
8

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

As of December 31, 2021, maturities of finance liabilities were as follows:

($ in thousands)	Financing Liabilities
2022	$12,881
2023	13,204
2024	13,535
2025	13,875
2026	14,223
Thereafter	126,445

Total finance payments	$194,163

Less: interest	(96,094)
Less: tenant improvement allowance	(273)

Present value of finance liabilities	97,796

Less: short-term finance liabilities	(10,217)

Present value of long-term finance liabilities	$87,579

Other information related to
leases as of and for the years ended December 31, 2021 and 2020 was as follows:

	2021		2020
($ in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets	$62,329	$25,688	$47,765	$24,029
Lease liabilities (current)	16,348	4,444	14,013	4,027
Lease liabilities (non-current)	92,919	26,017	47,528	26,940
Weighted average remaining lease term 1	4.7	11.2	13.3	12.1
Weighted average remaining discount rate	13.5%	13.8%	14.8%	14.0%

1	Note that Weighted average remaining lease term does not include extensions which we are reasonably certain to enter into.
As the interest rate implicit in a lease is generally not readily determinable, the Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the risk-adjusted rate of interest the Company would have to pay to borrow on a collateralized basis over a similar economic environment and term.
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2021 and 2020 are as follows
:

($ in thousands)	2021	2020
Interest paid on finance leases	$4,742	$2,268

2
9

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 6. INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Fair Value Investments
The
Company has investments in four entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis; and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.
Upon the acquisition of CannaRoyalty Corp. (“Origin House”) on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish Cannabis Inc. (“Fleurish”) for a fair value of $0.1 million as of the acquisition date. During the second quarter of 2021, the Company determined that the Fleurish equity shares had no value due to the Fleurish’s continuing declining financial health. As a result, during the second quarter of 2021, the Company fully impaired the investment in Fleurish.
Upon the acquisition of Bluma on April 14, 2021, the Company obtained a 13.3% ownership stake in Aloha Holdings of Illinois (“Aloha”), an entity applying for a license to open a cannabis dispensary in Illinois, for a fair value of $0.1 million, and 0.8% ownership stake in Old Pal for a fair value of $0.6 million. During the third quarter of 2021, the Company fully impaired the investment in Aloha due to Aloha having an unsuccessful license application in Illinois. The 420 Capital, Lighthouse, and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable value. The IMC investment is classified as a marketable security with a readily determinable fair value. The Fleurish and Aloha investments were classified as equity securities held at fair value without readily determinable values prior to being fully impaired as of 2021.
The following is a summary of the investments held at fair value as of December 31, 2021 and 2020:

($ in thousands)	2021	2020
420 Capital	$68	$68
Lighthouse	542	1,049
Fleurish	—	51
Old Pal	592	—
IMC	4,710	—

Total Investments	$5,912	$1,168

The Company

recorded
mark-to-market

losses of $7.3 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively.

(b)	Equity Method Investments
As part of the Origin House acquisition, the Company acquired an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the Trichome investment had a fair value of $4.3 million. The Company’s ownership stake in Trichome upon acquisition and as of December 31, 2020, was approximately
23%
 (carrying value of $3.2 million). During March 2021, the Company derecognized the Trichome equity method investment as part of an ownership conversion to shares in IMC. The Company recognized a gain on conversion of
$9.3 million in Other income (expense), net as the IMC investment exceeded the $2.1 million carrying value of Trichome on the date of conversion.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

No distributions were made by the investee to the Company related to investments for any of the respective periods.
NOTE 7. INTANGIBLE ASSETS AND GOODWILL

As of December 31, 2021 and 2020, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2020	$6,929	$—	$6,842	$83,447	$2,133	$134,735	$234,086

Additions	—	—	1,910	—	2,720	—	4,630
Additions from acquisitions	52,200	41,800	—	5,900	2,865	321,928	424,693
Foreign exchange	—	—	—	—	—	5	5
Impairment	—	—	—	—	(1,217)	—	(1,217)
Measurement period adjustments	11,400	(2,100)	—	—	(111)	(6,099)	3,090

Balance at December 31, 2020	$70,529	$39,700	$8,752	$89,347	$6,390	$450,569	$665,287
Additions	—	—	3,169		3,002	—	6,171
Additions from acquisitions	24,250	1,400	—	317,200	1,151	212,140	556,141
Foreign exchange	—	—	—	—	—	—	—
Impairment	(62,900)	(39,000)	—	—	(3,783)	(215,551)	(321,234)
Measurement period adjustments	—	—	—	(2,240)	—	(391)	(2,631)
Disposals	—	—	—	—	(476)	—	(476)

Balance at December 31, 2021	$31,879	$2,100	$11,921	$404,307	$6,284	$446,767	$903,258

Accumulated amortization
Balance at January 1, 2020	$(858)	$—	$(3,265)	$—	$(1,022)	$—	$(5,145)

Amortization	(4,271)	(3,970)	(3,853)	—	(1,938)	—	(14,032)

Balance at December 31, 2020	(5,129)	(3,970)	(7,118)	—	(2,960)	—	$(19,177)
Amortization	932	3,275	(3,330)	—	(642)	—	235
Disposal s	—	—	—	—	95	—	95

Balance at December 31, 2021	$(4,197)	$(695)	$(10,448)	$—	$(3,507)	$—	$(18,847)

Net book value
December 31, 2020	$65,401	$35,730	$1,632	$89,347	$3,431	$450,569	$646,110

December 31, 2021	$27,682	$1,405	$1,473	$404,307	$2,777	$446,767	$884,411

(a) Other Intangibles includes
non-compete
agreements,
non-solicitation
agreements, and related amortization.
Amortization
of

$
15.3
 million and $
14.0
 million was recorded for the years ended December
31
,
2021
and
2020
, respectively, of which $
12.8
 million and $
11.4
 million, respectively
, of amortization expense,
 is included in Selling, general and administrative expenses, with the remainder in Cost of goods sold and ending inventory. During the year ended December
31
,
2021
, the Company recorded an adjustment to accumulated amortization of $
15.7
 million as part of the impairment write-down of the trade names and customer relationship intangibles.
During 2021, the Company mutually terminated the agreement for exclusive distribution rights with a third-party vendor which resulted in the impairment of the remaining net book value of the market-related intangible of
$0.8
million. Management determined that the Company’s shift in strategy to reduce third-party distribution in California was an indicator of impairment for associated assets. Certain trade names and customer relationship intangibles with remaining net book values of $
32.2
 million and $
57.1

million, respectively, were determined to be fully impaired due to updated cash flow projections associated with these assets. Additionally,
$
215.6

million in goodwill impairment was recorded to the California reporting unit during the twelve months ended December 31, 2021.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The
following table outlines the estimated annual amortization expense related to intangible assets as of December 31, 2021:

($ in thousands)	Estimated Amortization
2022	$8,672
2023	4,786
2024	4,276
2025	4,349
2026	4,200
Thereafter	7,054

Total estimated amortization	$33,337

As of December 31, 2021 and 2020, ending inventory includes $1.1 million and $1.0 million of capitalized amortization, respectively. For the years ended December 31, 2021 and 2020, $2.4 million and $2.6 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $1.0 million and $0.7 million, respectively, related to amortization capitalized to inventory in prior years.
License intangible assets
o
f $317.2
million and $5.9 million were acquired from business combinations during the years ended December 31, 2021 and 2020, respectively, and are classified as indefinite-lived intangible assets as the Company cannot continue as a going concern without such licenses. See Note 10 for additional details.
The Company recognized as part of the net assets acquired from the Origin House acquisition $2.4 million of market-related intangible assets for an exclusive distribution agreement with King’s Garden, Inc. (“King’s Garden”), in California, amortized over the life of the agreement. During the year ended December 31, 2020, the Company recorded an impairment charge of $1.2 million on the market-related intangible due to changing market conditions.
On September 29, 2021, the Company entered into a Mutual Termination Agreement with King’s Garden. This agreement ended the exclusive distribution agreement between the two parties. The Company wrote off the remaining $0.8 million of the King’s Garden market-related intangible asset, as a result of this termination agreement.
Annual impairment testing involves determining the recoverable amount of the reporting units to which goodwill is allocated and comparing this to the carrying value of the reporting units. The measurement of the recoverable amount of each reporting unit was calculated based on the higher of the reporting unit’s fair value less costs to sell or value in use, which are Level 3 measurements within the fair value hierarchy.
The calculation of each of the recoverable amounts based on discounting the future cash flows (value in use) was based on the following key assumptions:

•	Cash flows were projected based on the Company’s long-term business plan for each reporting unit for the periods 2022 through 2026.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

•	Cash flows beyond 2026 were projected to grow at a perpetual growth rate, which was estimated to be 3%.

•
The business plan contains forecasts based on past experience of actual operating results in conjunction with anticipated future growth opportunities. While the forecast does assume some organic growth, largely related to synergies gained through further incorporation of recent acquisitions into the Company’s infrastructure, the primary engine of growth is strategic in nature
.

•
Discount rates applied in determining the recoverable amount of the reporting units range between 11.0% and 13.0% based on the pre-tax
weighted average cost of capital of each reporting unit and other peers
in the industry. The values assigned to the key assumptions represent Management’s assessment of future trends in the industries in which the reporting units operate and are based on both external and internal sources and historical trend data.

The Company believes a reasonable increase or decrease in the discount rates or perpetual growth rates used in the analysis would not cause the recoverable amount to decrease below the carrying value.
NOTE 8. SHARE CAPITAL

(a)	Authorized
The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares
Holders
 of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares
Holders
of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the
SVS.

3
3

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

iii.	500,000 Super Voting Shares
Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares
Holder
s of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a
0.00001
vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors (the “Board
”
).

v.	Redeemable Units
As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each redeemable
unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(b)	Issued and Outstanding
As of December 31, 2021 and 2020, issued and outstanding shares and units consisted of the following:

(in thousands)	Redeemable Units	Subordinate Voting Shares (SVS)*	Proportionate Voting Shares (PVS)**	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)***
Beginning balance, January 1, 2020	142,172	73,600	57,937	500	—

Options and warrants exercised	—	1,711	12	—	—
RSU issued	—	2,062	—	—	—
Issuance of shares related to acquisitions	—	69,929	233	—	—
Issuance of shares related to distribution agreements	—	24 9	—	—	—
Cresco LLC redemption	(15,834)	15,681	—	—	—
PVS converted to SVS	—	28,871	(28,871)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	1,336	—	—	—
Share issuances	—	792	—	—	1

Ending balance, December 31, 2020	126,338	194,231	29,311	500	1
Options and warrants exercised	—	3,030	—	—	—
RSUs issued	—	351	—	—	—
Issuance of shares related to acquisitions	—	35,425	—	—	—
Issuance of shares related to distribution agreements	—	(249)	—	—	—
Cresco LLC redemption	(16,897)	16,897	—	—	—
PVS converted to SVS	—	8,644	(8,644)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	173	—	—	—
Share issuances	—	11,469	—	—	—

Ending balance, December 31, 2021	109,441	269,971	20,667	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)	Share Issuances
In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market
price. During the year ended December 31, 2020, the Company issued 0.7 million shares at a weighted average price of $4.70 per share. During the year ended December 31, 2020, gross proceeds were $3.5 million, offset by equity issuance costs of $0.2 million.

The Company recognized gains of $7.4 million in equity during the year ended December 31, 2021 related to share issuances for shares withheld for employee taxes on certain share-based payment arrangements as a result of the change in share price between employee exercise and sale of shares.
 In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. This agreement replaced the December 2019 agreement and related fees of $0.3 million were reclassified from share capital to Other expense (income), net.
During
the year ended December 31, 2020, the Company issued
 44.0
thousand SVS, valued at
$0.2
million. The Company recognized gains on the sale of the shares and foreign currency exchange of
$0.5
million in equity during the year ended December 31, 2020 as a result of the change in share price between employee exercise and sale of shares.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The
Company issued 0.6 thousand SSVS
(as-converted),
valued at $3 thousand during the year ended December 31, 2020.

(ii)	Issuance of Shares - Private Placement
In January 2021, the Company closed an offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share. The Company received cash proceeds of $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million.

(iii)	Issuance of Shares - Arrangement
In February 2021, a binding settlement was reached with a former executive of the Company for payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants, including non-solicitation,
non-hire,
certain provisions surrounding voting rights and limitations on future sales of Company shares. See Note 15 for additional information about the arrangement.

(iv)	Issuance of Shares - 2021 Acquisitions
During
the year ended December 31, 2021, the Company issued shares in conjunction with acquisitions as follows:

(in thousands)	Acquisition date	SVS shares issued	Replacement shares issued	Equity-based consideration
Verdant	February 16, 2021	127	—	$2,004
Bluma	April 14, 2021	15,061	814	193,310
Cultivate	September 02, 2021	4,818	—	46,643
Cure Penn	November 25, 2021	6,167	—	54,240
Laurel Harvest	December 10, 2021	8,354	—	65,844

(v)	Issuance of Shares - Origin House
In
January 2020
, in conjunction with the acquisition of Origin House, the Company issued
66.5
 million SVS, valued at $
396.6
 million.
During the year ended December 31, 2020, the Company issued 1.6 million

SVS, valued at $7.2 million, to satisfy certain obligations related to deferred consideration related to legacy acquisitions by Origin House.
In May 2020, the Company issued 0.3 million SVS, valued at $1.0 million, in accordance with the post combination remuneration agreement associated with Origin House’s previous acquisition of FloraCal Farms.
In May 2020, the Company also issued 0.8 million SVS, valued at $2.2 million, to settle the deferred consideration associated with Origin House’s previous acquisition of Cub City, LLC.

3
6

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

In
November 2020,
the Company recognized 0.2 million SVS to be issued to King’s Garden with a value of $2.5 million for renewal of the exclusive distribution agreement. These shares can be issued any time during the renewal term. See Note 7 for additional details.
During the year ended December 31, 2020, the Company cancelled 0.2 million SVS, valued at $0.9 million, in connection with the settlement of a contingent liability related to the Origin House acquisition.

(vi)	Issuance of Shares - Valley Agriceuticals, LLC (“Valley Ag”)
During the year ended December 31, 2020, the Company issued 0.3 million PVS
(as-converted),
valued at $1.2 million to satisfy certain obligations related to interest on deferred consideration.
In May 2020, the Company issued 0.5 million SVS, valued at $1.5 million to satisfy a portion of the Company’s make-whole liability. See
Notes
10 and 16 for further details.

(vii)	Issuance of Shares – MedMar Lakeview
In April 2020, the Company issued 0.1 million SVS, valued at $0.4 million, to satisfy certain obligations related to contingent consideration.
In August 2020, the Company issued 19 thousand SVS, valued at $0.1 million, to satisfy certain obligations related to contingent consideration
In December 2020, the Company issued 0.1 million SVS, valued at $1.1 million, to satisfy certain obligations related to contingent consideration. See Note 10 for further details.

(viii)	Issuance of Shares – Tryke Companies, LLC
In April 2020, the Company issued 0.3 million SVS, valued at $1.3 million, in accordance with the termination agreement which canceled the previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates.

(c)	Stock Purchase Warrants
Each whole warrant
entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants* (in thousands)	Weighted- average exercise price
Balance as of January 1, 2020	6,454	$7.73
Exercised	(271)	6.05

Balance as of December 31, 2020	6,183	$7.80

Bluma replacement warrants	4,665	11.64
Exercised	(721)	6.15
Forfeited	(285)	11.64

Balance as of December 31, 2021	9,842	$9.63

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

3
7

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

As part of the Bluma acquisition in the second quarter of
2021
, the Company issued
4.7
 million Cresco warrants valued at $
18.4
 million in exchange for Bluma warrants that were issued and outstanding on the acquisition date. The issued warrants are equity-classified.

During
the year ended December 31, 2021, the Company recorded

$
5.1

million of warrant exercises into share capital, primarily related to exercises of

0.2

million warrants related to the Bluma acquisition, which were exercised for
$
2.2

million resulting in an increase to share capital of
$
2.9

million and

0.5

million of equity-classified Valley Ag acquisition warrants, resulting in an increase to share capital of $
2.2

million. During the year ended December 31, 2020, the
Company
recorded $
2.5

million of warrant exercises into share capital primarily related to

0.2
 million equity-classified broker warrants were exercised prior to their expiration for, resulting in an increase to share capital of $2.0 million.
The 9.8 million outstanding warrants are from issuances to underwriters associated with the September 2019 financing, sellers from the Valley Ag acquisition, and Bluma replacement awards. Of the total outstanding warrants, 4.2 million are classified as current liabilities, and 5.6 million are classified as equity. See Note 16 for information about valuation of liability-classified warrants.

(d)	Distribution to Non-controlling Interest Holders
As of December 31, 2021 and December 31, 2020, the Company accrued for tax-related distributions to 2021 and 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $
36.4 million and $64.0
million respectively. These distributions will reduce
non-controlling
interest upon payment.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2021 and 2020 unit holders of Cresco Labs, LLC and other minority holders of
$73.6
million during the year ended December 31, 2021. Similarly, the Company paid required tax distribution amounts to 2020 and 2019 unit holders of Cresco Labs, LLC and other minority interest holders of
$16.8
million, during the year ended December 31, 2020.

(e)	Changes in Ownership and Non-controlling Interests
During the year ended December 31, 2021, redemptions of
16.9
million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 6.7% in non-controlling interest in Cresco Labs, LLC.
During the year ended December 31, 2020, redemptions of
15.7
million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of
6.2%
in
non-controlling
interest in Cresco Labs, LLC.
3
8

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

As of and for the year ended December 31, 2021,
non-controlling
interest included the following amounts before intercom
p
any eliminations:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Other entities including Cresco Labs LLC 1,3	Eliminations	Total
Non-current assets	$5,208		$33,698		$22,934		$16,093		$23,422		$1,257,353	$—	$1,358,708
Current assets	54,506		95,522		154,929		64,897		97,276		250,029	(295,404)	421,755
Non-current liabilities	—		(11,213)		(3,443)		(12,286)		(14,071)		(653,320)	—	(694,333)
Current liabilities	(49,726)		(92,049)		(124,597)		(73,441)		(147,993)		(107,143)	306,555	(288,394)

Net assets	$9,988		$25,958		$49,823		$(4,737)		$(41,366)		$746,919	$11,151	$797,736

Net assets attributable to NCI	$2,850		$3,910		$6,123		$18		$(9,143)		$38,424	$—	$42,182

													—
Revenue	$21,549		$48,435		$84,932		$22,661		$21,011		$663,602	$(40,508)	$821,682
Gross profit	13,592		32,020		47,922		10,650		(6,250)		320,419	(12,006)	406,347

Net income (loss)	$12,387		$12,043		$30,666		$(4,627)		$(19,247)		$(328,056)	$—	$(296,834)

Net income (loss) allocated to NCI	$3,097		$1,493		$7,666		$(46)		$(3,849)		$14,402	$—	$22,763

NCI percentage at December 31, 2021	25.0	% 1	12.4	% 2	25.0	% 2	1.0	% 1	20.0	% 1	43.3%

1	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 43.3% NCI related to NCI for Cresco Labs Inc.
2	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3	Includes the effect of LLC unit redemptions and other adjustments
As of and for the year ended December 31, 2020,
Non-controlling
interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Other entities including Cresco Labs LLC 1,3	Eliminations	Total
Non-current assets	$4,064		$32,397		$20,957		$13,626		$22,744		$889,341	$—	$983,129
Current assets	31,099		26,022		38,178		42,934		80,219		184,871	(153,856)	249,467
Non-current liabilities	—		(11,755)		(2,188)		(12,328)		(10,666)		(367,481)	—	(404,418)
Current liabilities	(24,852)		(32,922)		(28,248)		(46,953)		(118,870)		(164,422)	163,421	(252,846)

Net assets	$10,311		$13,742		$28,699		$(2,721)		$(26,573)		$542,309	$9,565	$575,332

Net assets attributable to NCI	$2,521		$3,308		$4,334		$64		$(5,293)		$97,161	$—	$102,095

Revenue	$16,874		$31,320		$38,417		$14,646		$19,772		$386,257	$(31,035)	$476,251
Gross profit	10,033		16,411		20,092		5,097		(4,461)		164,116	(4,587)	206,701

Net income (loss)	$7,884		$3,606		$10,430		$(6,238)		$(11,219)		$(97,234)	$—	$(92,771)

Net income (loss) allocated to NCI	$1,971		$447		$2,607		$(62)		$(2,244)		$6,667	$—	$9,386

NCI percentage at December 31, 2020	25.0	% 1	12.4	% 2	25.0	% 2	1.0	% 1	20.0	% 1	50.1%

1	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 50.1% NCI related to NCI for Cresco Labs Inc.
2	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3	Includes the effect of LLC unit redemptions and other adjustments

3
9

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 9. SHARE-BASED COMPENSATION

The
Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.
A summary
of the status of the options outstanding consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2020	22,920	$3.18	8.60	$99,142
Granted	6,628	5.04
Exercised	(1,820)	2.12
Origin House replacement awards	629	4.24
Forfeited	(5,850)	2.77

Outstanding – December 31, 2020	22,507	$3.96	8.10	$133,604

Exercisable - December 31, 2020	9,853	$3.19	3.40	$65,743

Granted	5,227	11.29
Exercised	(2,589)	1.97
Forfeited	(1,535)	9.51

Outstanding - December 31, 2021	23,610	$5.54	7.70	$53,455

Exercisable - December 31, 2021	12,772	$3.69	7.20	$40,209

During the

year
s
ended December
31
,
2021
and
2020
, options were exercised for gross proceeds of $
3.7

million and $
1.1
 million, respectively.
The following table summarizes the weighted average grant date fair value and total intrinsic value of options exercised for the years ended December 31,
2021 and 2020:

	Year Ended December 31,
(In thousands, except per share data)	2021	2020
Weighted average grant date fair value (per share) of stock option units granted	$7.39	$3.05
Intrinsic value of stock option units exercised, using market price at exercise date	$21,131	$7,000
Weighted average

stock price of options on the dates on which options were exercised during the years ended December
31
,
2021
and
2020
was $
10.13
and $
5.96
per option, respectively.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The fair value of stock options granted under the Plan during the years ended December 31, 2021 and 2020, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	2021	2020
Risk-free annual interest rate	0.4% - 1.2%	0.6% - 1.8%
Expected annual dividend yield	0%	0%
Expected stock price volatility	67% to 82.2%	64.9% to 81.0%
Expected life of stock options	5 to 7 years	5 to 7 years
Forfeiture rate	7.5% - 24.9%	5.0% - 15.0%
Fair value at grant date	$4.47 to $8.78	$1.84 to $6.33
Stock price at grant date	$6.62 to $13.10	$2.99 to $9.86
Exercise price range	$6.62 to $13.10	$2.99 to $9.86
Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
During the year ended December 31, 2020, the Company issued 0.6 million replacement options with a weighted average exercise price of $4.24 per option in connection with the Origin House acquisition. The replacement options have expiration dates ranging between October 2022 and August 2028. As of December 31,
2021
, 0.3 million options with a weighted average exercise price of $5.16 per option are exercisable.
Restricted Stock Units
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant. A number of RSUs granted had the ability to settle in cash at the employee’s election. These awards were determined to be liability-classified awards and are required to be marked-to-market
as of the end of each reporting period through issuance.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

A summary of outstanding RSUs is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted average fair value
Outstanding - January 1, 2020	404	$8.58
Granted	661	6.00
Origin House replacement awards	3,431	5.96
Vested and settled	(3,436)	5.23
Forfeited	(66)	8.91

Outstanding – December 31, 2020	994	$6.54

Granted	544	11.78
Bluma replacement awards	207	12.17
Vested and settled	(501)	9.20
Forfeited	(151)	8.21

Outstanding - December 31, 2021	1,093	$8.83

Liability-classified as of December 31, 2021	4	$6.62
All liability-classified awards above are vested and pending issuance into shares.
The following table summarizes the total fair value of RSUs vested for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
($ in thousands)	2021	2020
Total fair value of RSUs vested, using market price at vest date	$4,783	$20,528
Replacement Awards
During the second quarter of 2021, the Company granted replacement RSUs in connection with the Bluma acquisition. Upon closure of the acquisition, the Company accelerated the vesting of all replacement RSUs, recognizing
$2.1
million in post combination expense.
During the year ended December 31, 2020, the Company issued replacement RSUs in connection with the Origin House acquisition. As a result of the acquisition, the vesting of the replacement RSUs was accelerated, with Canadian participants having the option to defer settlement. As such, there was no post-acquisition compensation expense recognized for these awards. As of December 31, 2021,
0.1
million replacement RSUs remain outstanding.

4
2

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Other Share Issuances
During the year ended December 31, 2021, the Company issued replacement shares to existing holders of vested and unissued Bluma RSUs as of the acquisition date and a subscription award as compensation to a former member of key management personnel. A summary of the share movement is provided below:

(In thousands, except per share data)	Shares issued	Fair value (per share)	Compensation expense
Bluma replacement shares	814	$12.17	$239
Subscription award	62	$11.25	$694
Expense Attribution
The Company recorded compensation expense for option awards in the amount of $20.7 million and $15.5 million for the years ended December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, the Company expensed $17.7 million and $15.0 million, respectively, to Selling, general and administrative expenses, with the remaining $3.0 million and $0.5 million, respectively, in Cost of goods sold and ending inventory. Unrecognized compensation expense as of December 31, 2021 for option awards was
 $22.3 million and will be recorded over the course of the next four years.
The Company recorded compensation expense for RSU awards in the amount of $4.6 million and $1.5 million for the years ended December 31, 2021 and 2020, respectively, of which $4.0 million and $1.0 million, respectively, is included in Selling, general and administrative expenses, with the remaining $0.6 million and $0.5 million, respectively, in Cost of goods sold and ending inventory. Unrecognized compensation expense as of December 31, 2021 is
 $3.2 million and will be recognized over the course of the next four years.

As of December 31, 2021 and 2020, ending inventory includes $1.2 million and $0.2 million capitalized compensation expense related to both options and RSUs, respectively. Ending inventory includes compensation expense reductions attributable to an increased estimated forfeiture rate recognized during the year ended December 31, 2021 based on the Company’s historically experienced forfeitures. For both of
the years ended December 31, 2021 and 2020, $2.5 million of compensation expense was recorded to Cost of goods sold, which includes $
0.2
 million and $1.8
million
, respectively, related to compensation expense capitalized to inventory in prior years.

4
3

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 10. ACQUISITIONS

(a)	Business Combinations - 2021
The table below
summarizes significant business combinations completed during the year ended December 31, 2021:

($ in thousands)	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
Total consideration
Common shares issued	$2,000	$183,262	$46,643	$52,610	$65,844	$350,359
Cash	1,500	—	—	33,304	20,480	55,284
Cashless exercise option on loan	10,000	—	—	—	—	10,000
Settlement of leases	90	—	—	—	—	90
Loan settlement	11,414	21,226	1,852	—	3,339	37,831
Warrants issued	—	18,415	—	—	—	18,415
Replacement RSU awards	—	10,048	—	—	—	10,048
Payment of acquisition-related transaction costs on behalf of the acquiree	—	3,373	1,001	3,135	331	7,840
Payment of 3rd-party debt on behalf of the acquiree	—	—	20,125	—	—	20,125
Deferred consideration	—	1,806	—	—	46,677	48,483
Contingent consideration	—	—	29,642	—	—	29,642

Total consideration	$25,004	$238,130	$99,263	$89,049	$136,671	$588,117
Net identifiable assets (liabilities) acquired
Cash	$1,360	$1,623	$2,938	$751	$937	$7,609
Accounts receivable	—	—	6,494	33	—	6,527
Inventory	1,519	19,244	24,862	2,963	506	49,094
Loans receivable, short-term	—	1,600	—	—	—	1,600
Other current assets	76	1,205	662	134	36	2,113
Property & equipment	996	26,152	30,128	1,845	11,873	70,994
Right-of-use assets	127	13,709	1,304	1,834	859	17,833
Other non-current assets	47	—	—	—	—	47
Customer relationships	1,370	6,700	13,600	2,320	260	24,250
License	16,320	117,000	12,000	70,950	98,690	314,960
Trade name	—	—	1,400	—	—	1,400
Non-compete agreements	—	—	800	270	80	1,150
Investments	—	693	—	—	—	693

Total identifiable assets acquired	$21,815	$187,926	$94,188	$81,100	$113,241	$498,270

Short-term liabilities	(1,601)	(3,733)	(14,585)	(1,186)	(151)	(21,256)
Lease liability	(127)	(13,685)	(1,304)	(1,834)	(859)	(17,809)
Contract liability-loyalty program	—	(456)	—	(355)	—	(811)
Deferred tax liability	(3,968)	(36,940)	(10,597)	—	(30,753)	(82,258)
Total identifiable liabilities acquired	(5,696)	(54,814)	(26,486)	(3,375)	(31,763)	(122,134)

Net identifiable assets acquired	$16,119	$133,112	$67,702	$77,725	$81,478	$376,136
Purchase price allocation
Net identifiable assets acquired	16,119	133,112	67,702	77,725	81,478	376,136
Goodwill	8,885	105,018	31,561	11,324	55,193	211,981

Total consideration	$25,004	$238,130	$99,263	$89,049	$136,671	$588,117

4
4

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(i) Verdant
On February 16, 2021, the Company completed the acquisition of 100% of the membership interests of Verdant dispensaries in Cincinnati, Chillicothe, Newark and Marion, Ohio. As a result of this acquisition, the Company now holds additional licenses to distribute medical cannabis in the state of Ohio, bringing the Company’s dispensary presence in Ohio to five, the maximum allowed by the state. As of December 31, 2021, the Company has recorded estimates of the fair value of assets acquired and liabilities assumed.
Consideration for the acquisition included 0.1 million SVS issued as of the acquisition date.
During the year ended December 31, 2021, the Company recorded measurement period adjustments related to changes in the valuation of certain intangible assets, lease settlements, and deferred taxes, which resulted in a net reduction in goodwill of $0.2 million.
See sections (vi) and (vii) below for discussion of Contributed Revenue and Net income (loss) and Pro Forma Information, respectively.
(ii) Bluma
On April 14, 2021, the Company completed the acquisition of 100% of the membership interests of Bluma, a vertically integrated operator in Florida. As a result of this acquisition, the Company now holds a license to cultivate, process, transport, and dispense medical cannabis in the state of Florida, bringing the Company’s dispensary presence in Florida to eight, as of the acquisition date. As of December 31, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, fixed assets, and taxes. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date.
Consideration for the acquisition included 15.1 million SVS issued as of the acquisition date.
The Company recorded transaction costs of $1.5 million in connection with the Bluma acquisition as Selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
During the year ended December 31, 2021, the Company recorded measurement period adjustments related to RSU awards, short-term loans receivable, inventory, and deferred taxes, which resulted in a net increase in goodwill of $0.5 million.
See sections (vi) and (vii) below for discussion of Contributed Revenue and Net income (loss) and Pro Forma Information, respectively.

4
5

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(iii) Cultivate
On September 2, 2021, the Company completed the acquisition of 100% of the membership interests of Cultivate. As a result of this acquisition, the Company now holds additional licenses to cultivate, process, transport, and dispense medical and adult-use
cannabis in the state of Massachusetts, bringing the Company’s dispensary presence in Massachusetts to four. As of December 31, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are inventory, fixed assets, intangible assets, deferred tax assets and liabilities, consideration (working capital adjustment) and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.
Consideration for the acquisition included 4.8 million SVS issued as of the acquisition date.
During the year ended December 31, 2021, the Company recorded measurement period adjustments related to property and equipment, short-term liabilities, and deferred taxes, which resulted in a net reduction in goodwill of $0.7 million.
The Company recorded transaction costs of $1.6 million in connection with the Cultivate acquisition as Selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
See sections (vi) and (vii) below for discussion of Contributed Revenue and Net income (loss) and Pro Forma Information, respectively.

(iv) Cure Penn

On
November 25, 2021, the Company announced that it had completed the acquisition of 100%
 of the membership interests of Cure Penn. As a result of this acquisition, the Company holds additional licenses to dispense medical cannabis in the state of Pennsylvania, bringing the Company’s dispensary presence in Pennsylvania to eight as of the date of acquisition. As of December 31, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangible assets, consideration (working capital adjustment), and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.
Consideration for the acquisition included 6.2 million SVS issued as of the acquisition date.

4
6

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

See sections (vi) and (vii) below for discussion of Contributed Revenue and Net income (loss) and Pro Forma Information, respectively.
(v) Laurel Harvest
On December 10, 2021, the Company announced that it had completed the acquisition of 100% of the membership interests of Laurel Harvest. As a result of this acquisition, the Company holds additional licenses to cultivate, process, transport, and dispense medical cannabis in the state of Pennsylvania, bringing the Company’s dispensary presence in Pennsylvania to nine. As of December 31, 2021, the Company recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Balances are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, deferred tax asset and liabilities, consideration (working capital adjustment), fixed assets, and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.
Consideration for the acquisition included 8.4 million SVS issued as of the acquisition date.
The Company recorded transaction costs of $1.1 million in connection with the Laurel Harvest acquisition as Selling, general, and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
See sections (vi) and (vii) below for discussion of Contributed Revenue and Net income (loss) and Pro Forma Information, respectively.
(vi) Contributed Revenue and Net income (loss)
The table below summarizes contributed Revenue and Net income (loss) for the year ended December 31, 2021:

($ in thousands)	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
Contributed revenue	$26,547	$26,642	$29,279	$2,966	$328	$85,762
Net (loss) income	5,352	(8,382)	14,944	(50)	(136)	$11,728
(vii) Unaudited Pro Forma Information - Significant 2021 Acquisitions
The following unaudited pro forma financial information reflects the combined results of operations of Cresco Labs Inc. and the pre-acquisition
results of entities acquired by Cresco Labs Inc. during the year ended December 31, 2021, as though the acquisitions occurred as of January 1, 2020:

4
7

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

	For the year ended December 31, 2021
	Cresco Labs Inc.	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
($ in thousands)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pro forma revenue	$821,682	$2,677	$7,906	$39,033	$29,281	$1,966	$902,545
Pro forma net income:
Pre-acquisition net income		(846)	(13,784)	4,550	8,161	(2,121)
Pro forma adjustments:
(a) Transaction costs		399	1,461	1,555	439	1,081
(b) Post-acquisition share-based compensation		—	2,440	—	—	—
(c) Intangible amortization		(150)	(599)	(860)	(355)	(68)

Total pro forma adjustments		$250	$3,302	$695	$84	$1,013
Total pro forma net income	$(296,834)	$(596)	$(10,482)	$5,245	$8,245	$(1,109)	$(295,531)

(a)
includes removal of transaction costs as they will be reflected as of the beginning of the earliest period presented (January 1, 2020). These costs were included as Selling, general, and administrative expenses in the Consolidated Statements of Operations.

(b)
includes removal of post combination share-based compensation expense related to warrants issued, replacement shares and replacement RSU awards recorded related to the. Bluma, acquisition. These costs were included as Selling, general, and administrative expenses in the Consolidated Statements of Operations.

(c)
includes estimated amortization expense on intangible assets acquired. Th ese
 costs were recorded in Cost of goods sold and Selling, general, and administrative expenses in the Consolidated Statements of Operations.

	For the year ended December 31, 2020
	Cresco Labs Inc.	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
($ in thousands)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pro forma revenue	$476,251	$15,195	$12,338	$22,965	$29,119	$1	$555,869
Pro forma net income:
Pre-acquisition net income		(1,982)	(25,998)	772	8,384	(650)
Pro forma adjustments:
(a) Transaction costs		(399)	(1,461)	(1,555)	(439)	(1,081)
(b) Post-acquisition share-based compensation		—	(2,440)	—	—	—
(c) Intangible amortization		(171)	(853)	(3,483)	(387)	(73)

Total pro forma adjustments		$(571)	$(4,754)	$(5,037)	$(826)	$(1,153)
Total pro forma net income	$(92,771)	$(2,553)	$(30,752)	$(4,266)	$7,558	$(1,803)	$(124,587)

(a)	includes transaction costs related to acquisitions (reflected as of January 1, 2020).
(b)	includes post combination share-based compensation expense related to warrants issued, replacement shares and replacement RSU awards recorded related to the. Bluma, acquisition.
(c)	includes estimated amortization expense on intangible assets acquired.

4
8

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

( b )	Business Combinations - 2020
The table below summarizes significant business combinations completed during the year ended December 31, 2020:

($ in thousands)	Origin House (ii)
Total consideration
Common shares issued	$396,575
Replacement awards	31,671

Total consideration	$428,246

Net identifiable assets (liabilities) acquired
Cash	$32,984
Accounts receivable	7,565
Inventory	16,660
Other current assets	2,197
Property and equipment	18,079
Right-of-use assets	17,984
Loans receivable, long-term	331
Equity method investment	4,302
Investments	139
Customer relationships	63,600
Trade names	39,700
Licenses	5,900
Market related intangibles	2,374
Internally developed software	380

Total identifiable assets acquired	$212,195

Short-term liabilities	$(25,758)
Lease liabilities	(18,002)
Deferred and contingent consideration	(3,807)
Notes payable	(22,045)
Deferred tax liabilities	(29,622)

Net identifiable assets acquired	$112,961

Purchase price allocation
Net identifiable assets acquired	$112,961
Goodwill	315,285

Total consideration	$428,246

(i) Wellbeings
On October 5, 2020, the Company acquired all remaining equity interests and voting rights of Wellbeings LLC (“Wellbeings”). As a result of this acquisition, the Company has control over a business that distributes and sells high quality CBD wellness products.
No consideration was transferred for this step acquisition, other than the Company recognizing $0.2 million of goodwill and assuming $0.2 million of net liabilities. The Company recognized a $0.5 million loss on a previous investment in Wellbeings, offset by a gain of $0.3 million related to the reversal of an expected credit loss on a loan that was extended to Wellbeings by the Company prior to the acquisition.

4
9

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(ii) Origin House
On January 8, 2020, the Company completed the acquisition of 100% of the membership interests of Origin House.
As a result of this acquisition, the Company now holds additional licenses to cultivate and process medical and adult-use marijuana and new licenses to distribute medical and adult-use cannabis in the state of California. Additionally, the Company acquired licenses to operate a nicotine vape business in Canada with retail, online and wholesale revenues, as well as franchise locations. In the first quarter of 2021, 180 Smoke was sold, removing the licenses from our ownership (see section (e) below).
Total consideration for the acquisition was $
428.2
 million. The consideration consisted of
66.5
 million SVS issued as of the acquisition date, valued at $
396.6
 million, and
5.7
 million replacement awards, valued at $
31.7
 million. The replacement awards are comprised of
3.4
 million replacement RSUs,
1.6
 million deferred share awards and
0.6
 million replacement options. The Company recorded an increase of $
51
 thousand of post-acquisition share-based compensation expense related to the replacement options for the year ended December
31
,
2020
.
As part of the acquisition, the Company recorded reserves of $0.1 million for potential payments contingent on future events. The matter was settled and paid during the year ended December 31, 2020.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Origin House acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020
,
or of the future consolidated operating results.
Total unaudited pro forma Revenue and Net loss for the combined company for the year ended December 31, 2020
,
was
$476.9 million and $93.2
million, respectively. Relevant pro forma adjustments consisted of amortization on acquired intangible assets of
$11
.0 thousand.
Contributed revenue and Net loss from the Origin House acquisition for the year ended December 31, 2020
,
was $88.7 million and $31.2 million, respectively.
For the year ended December 31, 2020, the Company recorded transaction costs of
$5.5 million in connection with the Origin House acquisition as Selling, general and administrative expenses in the Consolidated Statements of
Operations.

(c)	Deferred Consideration, Contingent Consideration and Other Payables
The following is a summary of Deferred consideration, contingent consideration and other payables balances as of December 31, 2021 and 2020, which are classified as short-term:

($ in thousands)	2021	2020
Valley Ag contingent consideration	$—	$19,093
Cultivate contingent consideration	33,969	—
Laurel Harvest deferred consideration, short term	37,847	—

Total Deferred consideration, contingent consideration and other payables, short-term - acquisition related	$71,816	$19,093

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Increases
in deferred consideration between December 31, 2020 and December 31, 2021 are primarily driven by the third and fourth quarter acquisitions of Cultivate and Laurel Harvest, respectively, partially offset by a write-down of Valley Ag contingent consideration. See Note 16 for further discussion of Valley Ag contingent consideration.
During
the years ended December 31, 2021, and 2020 the Company recognized a mark-to-market
gain of $19.1 million and $2.8
million, respectively, related to contingent consideration for its Valley Ag acquisition.
In
connection with the Bluma acquisition, the Company recorded a deferred consideration liability valued at $
1.8

million associated with acquisition-related transaction costs paid by the Company on behalf of the sellers.
During the year ended December 31,
2021, the Company settled
all

of the obligation in cash.
As
part of the Cultivate acquisition, the Company initially recorded contingent consideration of
$
29.6

million
. The former owners of Cultivate are entitled to an earnout of up to
$
68.0

million. Communication of the earnout amount to the sellers is required within 10 days after the issuance of the Company’s annual consolidated financial statements for the year ended December 31, 2021 and paid in the shorter of five business days after acceptance or thirty days after communication.
 The earnout is based on Cultivate’s adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”), a non-GAAP financial measure, for the year ended December 31, 2021, pursuant to the provisions of the Cultivate purchase agreement. As of December 31, 2021, the Company remeasured the fair value of the earnout payment, increasing the value from
$
29.6

million as of September 2, 2021, to $
34.0

million
as of December 31, 2021. The adjustment to the earnout was a loss, recorded to Other income (expense), net.
As
a part of the Laurel Harvest acquisition, Cresco recorded $37.7 million short-term deferred consideration and $9.0 million long-term deferred consideration, for a total of $46.7 million deferred consideration. Total deferred payment of $50.0 million is payable within 18 months of the acquisition date; however, the timing of the payment can be accelerated based on timing of the opening of five new dispensaries. Based on Cresco’s projection of each store opening date, the total deferred payment of $50.0 million has been discounted to $46.9 million, which includes $0.2 million of interest expense which was recorded to the short-term deferred consideration balance as of December 31, 2021.

(d)	Long-term Deferred and Contingent Consideration
The following is a
summary of Long-term contingent consideration as of December 31, 2021 and 2020:

($ in thousands)	2021	2020
Valley Ag operating cash flows consideration	$8,577	$7,247
Laurel Harvest deferred consideration, long ter m	9,074	—

Total Long-term deferred and contingent consideration	$17,651	$7,247

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

During the

year ended December
31
,
2021
, the Company recorded a $
1.3
 million increase to the present value of Valley Ag operating cash flows consideration due to changes in the Company’s incremental borrowing rate and other present value considerations. As of December
31
,
2021
, the estimated liability of $
8.6
 million is based on the present value of expected payments associated with future cash flows of the acquired business.
As
a part of the Laurel Harvest acquisition, the Company recorded $9.0 million of long-term deferred consideration. As of December 31, 2021, $48 thousand of interest expense was recorded related to the long-term deferred consideration balance.

(e)	Dispositions
On March 30, 2021, the Company completed the divestiture of the 180 Smoke and related intercompany receivables to Spyder Cannabis Inc. and Plant-Based Investment Corp. for approximately $
1.1

million, after certain adjustments. The sale resulted in a loss of $
0.8

million for the year ended December 31, 2021 and is classified as a component of Other (expense) income, net
, in the Consolidated Statement of Operations.
At the time of sale, the Company recognized an additional loss of $
0.3

million for accumulated foreign currency translation loss previously included in Other comprehensive loss, which is included within Other (expense) income, net
.
NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s Long-term notes and loans payable balances as of December 31, 2021 and 2020:

($ in thousands)	2021	2020
Senior Loan, net of unamortized debt issuance costs	$400,000	$—
Amended Term Loan	—	200,000
Interest payable	9,711	3,656
Financing liability - leases	97,797	91,265
Less: Unamortized debt issuance costs – Senior Loan	(22,501)	—
Less: Unamortized debt issuance costs – Amended Term Loan	—	(13,558)

Total borrowings and interest payable	$485,007	$281,363

Less: Short-term borrowings and interest payable	(9,711)	(15,071)
Less: Current portion of Financing liability - leases	(10,217)	(10,853)

Total Long-term notes and loans payable	$465,079	$255,439

(a)	Senior Loan and Amended Term Loan
On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100.0 million, with the option to increase the principal amount to $200.0 million. Of the $100.0 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The Tranche A Commitment accrued interest at a rate of
12.7
% per annum, payable in cash quarterly, and had a stated maturity of
July 22, 2021
. The Tranche B Commitment accrued interest at a rate of
13.2
% per annum, payable in cash quarterly, and had a stated maturity of
January 22, 2022
. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were
17.0
% and
16.1
%, respectively. The Company capitalized $
5.5
 million and $
0.4
 million, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.
On December

11
,
2020
, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $
200
 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one
amended term loan (the “Amended Term Loan”). As a result of the non-substantial
debt modification of the existing Term Loan and the OCN Loan, $
0.2
million in financing fees were expensed and $
0.8
million of deferred financing fees were written off. Of the $
200.0
 million Amended Term Loan commitment, $
11.7
 million was committed by
non-extending
lenders
(
the
“Non-Extending
Lenders Commitment”), $
97.3
 million was committed by extending lenders (the “Extending Lenders Commitment”) and $
91.0
 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $
5.4
 million and $
1.0
 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.
The
Non-Extending
Lenders Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrued interest at a rate of 12.0% per annum, payable in cash quarterly. The Company’s effective interest rates for the
Non-Extending
Lenders Commitment and the Extending and Increasing Lenders Commitment were 17.7% and 15.8%, respectively. The Company capitalized $0.1 million and $11.1 million of borrowing costs related to the
Non-Extending
Lenders Commitment and the Extending and Increasing Lenders Commitment, respectively. Of the $11.2 million in deferred financing fees, $8.6 million was payable upon principal repayment of the Extending and Increasing Lenders Commitment and thus, was reflected within Other long-term liabilities.
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (the “Senior Loan”) and an original issue discount of $13.0 million.

A portion of proceeds from the Senior Loan were used to retire the existing Amended Term Loan, with the remainder to fund capital expenditures, and pursue other targeted growth initiatives within the U.S. cannabis sector. As a result of the extinguishment of the Amended Term Loan, loss on debt extinguishment of $18.0 million
was recognized in Other (expense) income, net, in the Consolidated Statements of Operations.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually, and has a stated maturity of
 August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities.
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan also contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. In addition, the Company is required to maintain a minimum cash balance of $50.0 million and to ensure that the Fixed Charge
Coverage Ratio; defined as the ratio of (a) consolidated EBITDA less unfinanced capital expenditures; restricted payments, as defined by the loan agreement; and federal, state, provincial, local and foreign income taxes to (b) consolidated fixed charges; is not less than 2 to 1. As of March
25
, 2022, the Company was in compliance with all covenants.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees.

Interest expense is discussed in Note 19.

(b)	OCN Loan
In conjunction with its acquisition of Origin House, the Company recorded a short-term liability, the OCN Loan, with two tranches and stated maturities of June 30, 2020. The first tranche had a balance of $20.2 million as of the acquisition date, was subject to a 10.0% interest rate, and had a weighted average effective interest rate of 16.0%. The second tranche had a balance of $2.5 million as of the acquisition date, was subject to a 10.0% interest rate, and had a weighted average effective interest rate of 25.3
%.

On June
30, 2020, the OCN Loan was amended into one tranche and to extend the maturity date from June 30, 2020 to June 30, 2021 for an extension fee of $0.6 million which was recorded within Accounts payable and other accrued expenses and was amortized over the extended term.
Extension fees
, interest and principal payments were made in regular monthly installments through the maturity date. As a result of the non-substantial
debt modification, the new effective interest rate was 15.6%.
On September 29, 2020, the OCN Loan was amended to restate the principal repayment terms for an extension fee of $0.1 million which was recorded within Accounts payable and other accrued expenses.
Extension fees
, interest and principal payments were made in regular monthly installments through the maturity date. As a result of the non-substantial
debt modification, the effective interest rate decreased to 13.0%.
On
December
10, 2020,
the OCN Loan was settled in conjunction with the amendment of the Term Loan.

(c)	Financing Liabilities
The Company recognized financing liabilities in relation to sale
 and
leaseback transactions for which the incremental borrowing rates range from 11.2% to 17.5% with remaining terms between 8.1 and 18.5

years
.
The interest expense associated with financing liabilities is discussed
in Note 19
.

NOTE 12. REVENUE AND LOYALTY PROGRAMS

(a)	Revenue
The following
table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020
Wholesale	$414,908	$274,000
Dispensary	406,774	202,251

Total Revenue	$821,682	$476,251

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The Company generates revenue, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment, and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were
 7.0% and 3.0%
of gross revenue during the years ended December 31, 2021 and 2020, respectively. The Company does not enter into long-term sales contracts.

(b)	Loyalty Programs
For
some
 of its locations, the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store
sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $
0.01
and $
0.04
per loyalty point. Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of December 31, 2021, there were
94.1
 million points outstanding, with an approximate value of $
1.3
 million.
As of December 31, 2020, there were 52.5 million points outstanding, with an approximate value of $0.8 million. The Company expects outstanding loyalty points to be redeemed within one year
.
NOTE 13. OTHER INCOME (EXPENSE), NET

For the years ended December 31, 2021 and 2020, Other income (expense), net consisted of the following:

($ in thousands)	2021	2020
Unrealized gain (loss) on derivative liabilities - warrants	$16,669	$(8,659)
Gain on derivative instruments	23,909	2,938
Loss on provision - loan receivable	(753)	(902)
Unrealized loss on investments held at fair value	(7,135)	(162)
Loss on debt extinguishment	(17,987)	(977)
Loss on disposal of assets	(886)	(134)
Loss on foreign currency	(1,228)	(1,415)
Other income (loss), net	442	1,016

Total Other income (expense), net	$13,031	$(8,295)

NOTE 14. RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel
Related parties, including key management personnel hold 93.2 million redeemable units of Cresco Labs, LLC, which is equal to $32.7 million of
Non-controlling
interests as of December 31, 2021. During the years ended December 31, 2021 and 2020,
84.7
% and 81.8%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel.

(b)	Related Parties – Debt
On August 12, 2021, the Company closed on a new Senior Loan agreement, the proceeds from which were used to retire the existing Amended Term Loan. Upon entering the new Senior Loan agreement, the Company

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

has
 no borrowings with related parties. Prior to the closing of the new Senior loan, the Company had borrowings with related parties related to the Amended Term Loan. The balance of the Amended Term Loan as of December 31, 2021 is $nil as payments of $16.6 million were made in the third quarter of 2021 to
repay
 this debt. During the years ended December 31, 2021 and 2020, the Company recorded interest expense related to borrowings with related parties of
$1.2 million and $1.8 million, respectively. As of December 31, 2021 and 2020, the Company had interest payable related to borrowings with related parties of $
n
il
 and $0.1 million, respectively. See Notes 11 and 19 for additional details.
Prior
to the new Senior Loan agreement, related party lenders included Charles Bachtell, Chief Executive Officer and member of the Board; Robert Sampson, member of the Board; Global Green Debt, LLC which is owned by Randy Podolsky, member of the Board; Calti, LLC which is owned by Joe Caltabiano, owner of

11.5
%
of the Company’s outstanding redeemable shares; McCormack Capital which is owned by Brian McCormack, MVS shareholder; CL Debt which is owned by Dominic Sergi, MVS shareholder; a holder of minority interest in MedMar, Inc. (“MedMar”); and Vero Management LLC which is owned by individuals owning
22.5
%
of the Company’s outstanding redeemable shares.

(c)	Related Parties – L eases
The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar. The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.
The
Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases, and other financing transactions with terms that will expire in 2030. During the years ended December 31, 2021 and 2020, the Company received tenant improvement allowance reimbursements of $nil and $0.8 million respectively. The Company expects to receive further reimbursements of
$2.2 million as of December 31, 2021.
Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2021 and 2020:

		Year Ended December 31,
($ in thousands)	Classification	2021	2020
Operating Leases
Lessor has minority interest in SLO	Rent expense	$1,563	$2,138
Lessor has minority interest in MedMar	Rent expense	238	140
Lessor is an MVS shareholder	Rent expense	1,168	647
Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$277	$151
Lessor has minority interest in MedMar	Interest expense	310	174
Lessor is an MVS shareholder	Depreciation expense	74	64
Lessor is an MVS shareholder	Interest expense	88	80

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Additionally
, below is a
summary of the ROU assets and lease liabilities attributable to related party leases:

	As of December 31, 2021		As of December 31, 2020
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in SLO	$6,996	$11,938	$4,926	$8,560
Lessor has minority interest in MedMar	1,525	1,549	1,146	1,187
Lessor is an MVS shareholder	6,314	4,867	6,334	4,783
Finance Leases
Lessor has minority interest in MedMar	$2,137	$2,457	$1,201	$1,365
Lessor is an MVS shareholder	616	1,063	648	678
During the years ended December 31, 2021 and 2020, the Company recorded interest expense on finance liabilities of $0.3 million and $0.1 million, respectively. As of December 31, 2021 and 2020, the Company had finance liabilities totaling $1.5 million.
All finance liabilities outstanding are due to an entity controlled by an MVS shareholder.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 15. COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation
From
 time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no
pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no
proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.
During
the year ended December 31, 2020, a former executive of the Company commenced proceedings against the Company. On January 29, 2021, the Company commenced an action in the Supreme Court of British Columbia against various parties, including this former executive and a special purpose acquisition entity. On February 1, 2021, a binding settlement was reached
,
and the terms were memorialized in an agreement as of March 1, 202
1
. The agreed-upon terms included a payment of 1.3
million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. As contemplated by the settlement, the Company discontinued the action on February 4, 2021, and a mutual release of claims resulted. At December 31, 2020, the Company had recorded an estimated liability, based on certain assumptions impacting the value of the settlement and benefits to the Company
,
of $13.6 million for this settlement within Accounts payable and other accrued expenses, in accordance with ASC 450
Contingencies
.
The payment
of 1.3 million SVS was made during the first quarter of 2021. The settlement and payment resulted in an increase to share capital of $15.8 million, a non-solicitation
and cooperation agreement intangible asset of $3.0 million to be amortized over two years, and litigation accrual adjustment of $0.8 million in
S
elling, general and administrative expense to adjust the settlement expense from $13.6 million to $12.8 million. The fair value of the non-solicitation
and cooperation agreement intangible asset was estimated using the with-or-without
method. The
with-and-without
method estimates the value of an intangible asset by quantifying the loss of economic profits under a hypothetical condition where only the subject intangible does not exist and needs to be re-created.
Projected revenues, operating expenses and cash flows are calculated in each “with” and “without” scenario and the difference in the cash flow is discounted to present value.

(b)	Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one
or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation permits, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of December 31, 2021, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to disciplinary actions in the future.

(c)	Commitments
As
of December 31, 2021, the Company had total commitments of $9.2 million related to construction projects and $1.2 million related to the Illinois Social Equity Applicant Program in Illinois.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.
NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments
The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2021 and 2020 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.
There have been no transfers between fair value levels valuing these assets during the year.
The following tables summarize the Company’s financial instruments as of December 31, 2021 and 2020:
5
9

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

	December 31, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$223,543	$—	$—	$—	$223,543
Restricted cash 1	2,559	—	—	—	2,559
Security deposits	3,941	—	—	—	3,941
Accounts receivable, net	43,379	—	—	—	43,379
Loans receivable, short-term	747	—	—	565	1,312
Loans receivable, long-term	505	—	—	—	505
Investments	—	4,710	542	660	5,912
Financial Liabilities:
Accounts payable	$32,278	$—	$—	$—	$32,278
Accrued liabilities	95,442	—	—	—	95,442
Short-term borrowings	19,928	—	—	—	19,928
Current portion of lease liabilities	20,792	—	—	—	20,792
Deferred consideration, contingent consideration and other payables, short-term	5	12	—	71,816	71,833
Derivative liabilities, short -term	—	—	—	1,172	1,172
Lease liabilities	118,936	—	—	—	118,936
Deferred consideration and contingent consideration, long-term	—	—	—	17,651	17,651
Long-term notes payable and loans payable	465,079	—	—	—	465,079

1 Restricted	cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

	December 31, 2020
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$136,339	$—	$—	$—	$136,339
Restricted cash 1	4,435	—	—	—	4,435
Security deposits	3,558	—	—	—	3,558
Accounts receivable, net	29,943	—	—	—	29,943
Loans receivable, short-term	921	—		1,517	2,438
Loans receivable, long-term	1,204	—	—	20,019	21,223
Investments 2	3,192	—	1,049	119	4,360
Financial Liabilities:
Accounts payable	$23,231	$—	$—	$—	$23,231
Accrued liabilities	130,469	—	—	—	130,469
Short-term borrowings	25,924	—	—	—	25,924
Current portion of lease liabilities	18,040	—	—	—	18,040
Deferred consideration, contingent consideration and other payables, short-term	—	22	—	19,093	19,115
Derivative liabilities - long-term	—	—	—	17,505	17,505
Lease liabilities	74,468	—	—	—	74,468
Deferred consideration and contingent consideration, long-term	—	—	—	7,247	7,247
Long- T erm N otes P ayable and L oans P ayable	255,439	—	—	—	255,439

1	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2	Investment balances in the amortized cost column represent equity method investments.
The
 December
31, 2020 Level 3 asset balance of $21.7 million decreased by $20.5 million to a December 31, 2021 balance of $1.2 million. The decrease is driven by the effective settlement of
 $20.0
million of Loans receivable, long-term on February 16, 2021, as part of the Verdant acquisition, and a $1.0 million decrease in Loans receivable, short term related to Lighthouse. The Lighthouse balance decrease is driven by a $0.4 million payment in the second quarter of 2021 and an increase to the ECL reserve of $0.6 million, recorded in the fourth quarter of 2021. These decreases are offset partially by an increase to investment in Old Pal of $0.5
million, obtained upon the acquisition of Bluma.
The December
31, 2020 Level 3 liability balance of $43.8 million increased by $46.8 million compared
to
the
 December 31, 2021 balance of $90.6
million due to increases in contingent consideration of $34.0 million and deferred consideration of $46.9 million related to the purchases of Cultivate and Laurel Harvest, respectively, and an increase of

$1.3 million in the fair value of Valley Ag deferred consideration. These increases are offset by a fourth quarter write-off of
 $19.1 million, related to Valley Ag contingent consideration, and a decrease of $16.3 million in the share purchase warrants liabilities; caused by decreases in the volatility assumption for the Company’s shares, remaining expected warrant life, and the Company’s share price.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(a)	Loans receivable, short-term
The
following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of December 31, 2021 and 2020:

($ in thousands)	Valuation classification	12/31/2021	12/31/2020
Short-term loans receivable - Lighthouse	Fair value	$565	$1,517
Interest receivable	Amortized cost	747	921

Total Loans receivable, short-term		$1,312	$2,438

(i)	Lighthouse Loan
On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse.

The loan was amended in March 2021 to extend the maturity date from February 2021 to February 2022.

(ii)	Other Loans
The Company acquired a short-term loan receivable upon its acquisition of Bluma on April 14, 2021. During the third quarter of 2021, the Company received $1.6 million in full payment of this loan.

(b)	Loans receivable, long-term

($ in thousands)	Valuation classification	12/31/2021	12/31/2020
Long-term loans receivable - Verdant	Fair value	$—	$20,019
Long-term loans receivable - Illinois Incubator	Amortized cost	100	—
Long-term loans receivable - Other	Amortized cost	405	367
Interest receivable	Amortized cost	—	837

Total Loans receivable, long-term		$505	$21,223

(i)	Verdant Loan
On February 16, 2021, the Company acquired dispensary operations from Verdant. As part of the acquisition, the long-term loans receivable and related interest receivable due from Verdant were effectively settled and classified as consideration paid as part of the acquisition. See Note 10 for additional details.

(ii)	Loans for Pending Acquisitions - Other
During 2021, the Company acquired the operations of Bluma, Cultivate, and Laurel Harvest. As part of the acquisitions, the long-term loans receivables and related interest receivables were effectively settled and classified as consideration paid as part of the acquisitions. See Note 10 for additional details.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(iii)	Illinois Incubator Loan
In connection
with the Illinois Social Equity Applicant program, the Company has issued a $
0.1
 million loan to an Illinois company which has secured a Craft Grower License to operate in the state; the loan was fully funded on July 20, 2021. This loan is measured at amortized cost, bears no
interest, and matures on
July 20, 2026
.
(iv)	Other Loans
In connection with the acquisition of Origin House, the Company assumed a loan receivable with a balance

o
f
$
0.4

million as of December 31, 2021 and 2020.

(c)	Share Purchase Warrants
At December 31, 2021, the Company had 9.8

million warrants outstanding
,
of which 4.2

million

warrants are classified as current liabilities. 3.7 million of these liability-classified warrants are from issuances to underwriters associated with the September 2019 financing.
During
the year ended December 31, 2021, 1

thousand warrants related to the September 2019 financing were exercised for $10 thousand, resulting in an increase to share capital of $19 thousand.
During
the year ended December 31, 2021, the Company recorded a
mark-to-market
gain
 of $
16.7

million, primarily due to changes in the Company’s share prices, volatility, and remaining expected life; additionally, the Company recorded

a $
0.3

million unrealized loss on foreign exchange. For the year ended December 31, 2020, the Company recorded a mark-to-market
loss
 of $
8.7

million due to changes in share price and an unrealized foreign exchange loss of

$
0.9

millio
n
.
All warrants classified as derivative liabilities are measured at fair value. As of December 31, 2021 and 2020, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	2021	2020
Risk-free annual interest rate	0.15%	0.13%
Expected annual dividend yield	0.0%	0.0%
Expected stock price volatility	47.3%	83.0%
Expected life of stock warrants	< 1 year	1.8 years
Forfeiture rate	0%	0%
Share price at period end	$6.62	$9.86
Strike price at period end	$9.86	$9.82

For the year ended
December
31
,
2021
, volatility was calculated by using the Company’s historical share volatility. For the year ended December
31
,
2020
, volatility was calculated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies, respectively. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The Company does not expect grantees to forfeit warrants.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The change in volatility rate noted above was made because the Company now has a reasonable observable history of volatility to use a company-specific rate, whereas in the past it did not. The impact of the change in volatility rates resulted in a one-time
gain of $5.2 million, which is included in Other income (expense), net on the Consolidated Statements of Operations.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk
Credit
risk is the risk of a potential loss to the Company if a customer or a third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2021 and 2020 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but have not yet been voted on within the U.S. Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
The Company’s aging of Accounts receivables as of December 31, 2021 and 2020 was as follows:

($ in thousands)	2021	2020
0 to 60 days	$37,750	$28,280
61 to 120 days	4,309	1,134
120 days +	3,540	1,225

Total accounts receivable, gross	45,599	30,639
Allowance for doubtful accounts	2,220	696
Total accounts receivable, net	$43,379	$29,943

For the years
 ended December 31, 2021 and 2020, the Company recorded bad debt expense of $1.0 million and $0.4 million, respectively, to account for ECL and recorded an additional $0.3 million and $0.4 million, respectively, in bad debt related to invoice write-offs.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

(b)	Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2021, the Company had working capital (defined as current assets less current liabilities) of

$133.4
million, which reflects the equity raise that occurred in the first quarter of 2021 and the amendment of the term loan facility in the third quarter of 2021.
In January 2021, the Company completed the placement of
9.9 million SVS at a price of C$16.00 per share for total gross proceeds of approximately $120.7 million. In August 2021, the Company amended the existing term loan facility, increasing the total principal outstanding to $400 million, at a reduced interest rate of 9.5%. See Note
s
8 and 11 for further information. The Company will continue to raise capital as needed to fund operations and expansion.
In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of December 31, 2021:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & Accrued liabilities	$127,720	$—	$—	$127,720
Deferred consideration, contingent consideration and other payables	71,833	—	—	71,833
Deferred consideration and contingent consideration	—	17,651	—	17,651
Long-term notes payable and loans payable and Short-term borrowings	19,928	—	465,079	485,007

Total obligations as of December 31, 2021	$219,481	$17,651	$465,079	$702,211

(d)	Market Risk

(i)	Currency Risk

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The

operating results and balance sheet of the Company are reported in USD. As of December 31, 2021 and December 31, 2020, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $
1.2
 million
 a
n
d $1.4 million in
foreign

exchange losses during the years ended December 31, 2021 and 2020, respectively. See Note 13 for additional details.
As
of December 31, 2021 and 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables
,
and Interest expense, net of $0.1 million.
The Company’s Senior Loan accrues interest at a rate of 9.5%, per annum, and has an effective interest rate of
11.0%
.

(iii)	Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, Derivative liabilities, long-term and Deferred consideration and contingent consideration with a corresponding change to Other (expense) income, net. As of December 31, 2021
,
an increase or decrease in stock price by 10% would result in an unfavorable
impact of $0.7 million
or a favorable impact
 of
$0.5 million, respectively.

(iv)	Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware that unforeseen regulatory changes could have a material adverse impact on the goals and operation of the business as a whole.

(vi)	COVID-19 Risk
The novel coronavirus
(“COVID-19”)
was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the US Food and Drug Administration. As of December 31, 2021, the vaccine had become more widely available, however, there remains significant economic uncertainty, and consequently, it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 17. VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) which are included in the consolidated balance sheets as of December 31, 2021 and 2020. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risk and rewards as a primary beneficiary:

	December 31, 2021	December 31, 2020
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs, LLC
Current assets	$36,850	$7,111	$830,828
Non-current assets	36,320	14,744	143,449
Current liabilities	(72,476)	(20,898)	(849,691)
Non-current liabilities	(23,124)	(2,986)	(83,138)
Non-controlling interests	—	—	97,180
Deficit attributable to Cresco Labs Inc.	(22,430)	(2,029)	(55,732)
As of December 31, 2021, the Company held more than 50% of voting shares of Cresco Labs, LLC; therefore, Cresco Labs, LLC is no longer a variable interest entity and has been consolidated for all periods presented.
The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Consolidated Statements of Operations for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs, LLC
Revenue	$4,031	$2,916	$98,786
Net income (loss) attributable to non-controlling interests	—	—	6,666
Net income (loss) attributable to Cresco Labs Inc.	(9,120)	(1,796)	10,204
Net income (loss)	(9,120)	(1,796)	16,870
NOTE 18. SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, and the Chief Commercial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODM”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region. For the years ended December 31, 2021, and 2020, the Company generated 99.6% and 98.0%, respectively, of its revenue in the U.S. with the remainder generated in Canada.

6
8

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 19. INTEREST EXPENSE, NET

Interest expense, net consisted of the following for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020

Interest expense – leases	$(4,053)	$(3,064)
Interest expense – notes and loans payable	(29,661)	(14,350)
Accretion of debt discount and amortization of deferred financing fees	(5,153)	(4,619)
Interest expense – financing activities and sale and leasebacks	(11,586)	(10,568)
Other interest expense	(1,696)	(39)
Interest income	938	1,411

Total Interest expense, net	$(51,211)	$(31,229)

See Note 5 for additional information regarding Interest expense – leases and Interest expense—financing activities and sale and leasebacks and Note 11 for additional information on Interest expense – notes and loans payable and Accretion of debt discount and amortization of deferred financing fees.
NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except California and Arizona. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable
under IRC Section 280E. However, the State of California and the State of Arizona do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns and Arizona Corporate Income Tax Returns.
The Company intends to be treated as a United State corporation for U.S. federal income tax purposes under IRC Section 7874 and is expected to be subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”)) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the U.S.
As of December
31, 2021, the Company has $66.1 million of
non-capital
Canadian losses which expire in 2038
-
2041,
$
30.8

million of U.S. federal net operating losses which have an indefinite carryforward period, and $138.3 million of state net operating losses, which expire in
2038-2041
. As
 of December 31, 2020, the Company ha
d
 $57.2
 million of
non-capital
Canadian
 losses
,

$
27.7
 million of
U.S. federal net operating losses, and $99.3 million of state net operating losses.
A valuation allowance to reflect management’s
estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2021 and 2020.
During 2020 and 2021, the Company maintained a full valuation allowance against its net Canadian deferred tax assets, as losses are generated in Canada with no projection of future taxable income. As of December 31, 2021, the Company recorded a valuation allowance on a majority of its state net operating losses.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Provision for income taxes consists of the following for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020
Current
Federal	$51,815	$27,821
State	23,337	11,936
Foreign	—	—

Total current	$75,152	$39,757

Deferred
Federal	$(29,445)	$(6,253)
State	(14,043)	(4,394)
Foreign	5,759	(9,273)

Total deferred	$(37,729)	$(19,920)

Change in valuation allowance	$2,684	$8,767

Total	$40,107	$28,604

As of December 31, 2021 and 2020, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	2021	2020
Deferred tax assets
Share-based compensation	$1,029	$360
Financing f ees	2,542	2,920
Net operating losses	36,096	29,708
Inventory	239	967
Capital losses	—	336
Lease liabilities	26,761	22,284
Other	730	4,279

Total deferred tax assets	$67,397	$60,854

Deferred tax liabilities
ROU assets	$(7,824)	$(7,574)
Property, plant and equipment	(11,885)	(12,668)
Intangible assets	(93,761)	(48,499)
Other	(1,948)	(139)

Total deferred tax liabilities	$(115,418)	$(68,880)

Valuation allowance	$(31,085)	$(26,044)

Net deferred tax liabilities	$(79,105)	$(34,071)

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

($ in thousands)	2021	2020
Expected income tax expense at statutory tax rate	$(53,912)	$(13,475)
Tax rate differences	(1,109)	(13,684)
Pass through and non-controlling entities	(7,373)	(4,775)
State tax expense, net	9,319	7,517
IRC Section 280E disallowance	47,100	35,376
Changes in value of deferred consideration	(10,103)	3,116
Loss on debt modification	7,554	—
Uncertain tax treatment	(4,749)	755
Share-based compensation	3,941	3,159
Goodwill impairment	45,314	—
Change in valuation allowance	2,684	8,768
Other	$1,440	1,847

Income tax expense	$40,107	$28,604

Effective tax rate	(15.6%)	(44.6%)
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)	2021	2020
Balance at January 1	$4,749	$3,993
Additions based on tax positions related to the current year	—	556
Additions for tax positions of prior years	—	200
Reductions for tax positions of prior year s	(4,749)	—

Balance at the end of the year	$—	$4,749

In 2021, the Company recorded an additional deferred tax asset of
$2.0
million related to the
step-up
in basis from shareholder redemptions under the tax receivable agreement for Cresco Labs LLC. The Company also recognized in equity a tax receivable agreement liability o
f $1.8
million related to estimated payables to certain shareholders.
In 2021, the Company recorded a deferred tax liability
of $82.3 million through goodwill related to the acquisition of Verdant, Bluma, Cultivate, and Laurel Harvest.
Unrecognized income tax benefits are reported net of their related deferred federal income tax benefit. Previously, the Company had recorded a reserve for an uncertain tax position on certain arrangements between its management companies and operating companies. During 2021, the Company reversed such reserve and will no longer record an uncertain tax position related to this tax position going forward due to a favorable conclusion of an IRS audit exam, which changed management’s cumulative probability that this uncertain tax position would be upheld. This resulted in a one-time
tax benefit
of
$4.7 million.

Cresco Labs Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

NOTE 21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 25, 2022, which is the date on which these financial statements were issued.
On February 4, 2022, the PDOH’s Office of Medical Marijuana released a statement announcing that it was ordering the recall of certain vape medical marijuana products containing some added ingredients that had not been approved for inhalation by the U.S. Food and Drug Administration. This recall effected three vape product formulations sold by Cresco entities in Pennsylvania. The Company has reviewed the pertinent facts and completed its assessment of the potential impact of the recall; concluding no material impact to the consolidated financial position, results of operations or cash flows.
On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care in an all-share transaction with an equity value of approximately $2.0 billion (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share. Additional details of the Columbia Care Transaction will be described in the management information circular and proxy statement that will be mailed to Columbia Care shareholders in connection with a special meeting of Columbia Care shareholders expected to be held in the second quarter of 2022 to approve this transaction. The Columbia Care Transaction is expected to close during the fourth quarter of 2022.

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